                                                Filed pursuant to Rule 424(b)(4)
                                                              File No. 333-50553

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    Of the Common Stock offered hereby, 1,600,000 shares are being sold by Zomax Optical Media, Inc. (the "Company" or "Zomax") and 400,000 shares are being sold by certain selling shareholders (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders. The Common Stock is traded on the Nasdaq National Market under the symbol "ZOMX." On May 20, 1998, the closing sale price of the Common Stock as reported by the Nasdaq National Market was $17.375 per share. See "Price Range of Common Stock" and "Principal and Selling Shareholders."

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                    UNDERWRITING                            PROCEEDS TO
                                                  PRICE TO         DISCOUNTS AND        PROCEEDS TO           SELLING
                                                   PUBLIC         COMMISSIONS (1)       COMPANY (2)         SHAREHOLDERS
Per Share..................................        $17.00              $1.19               $15.81              $15.81
Total (3)..................................     $34,000,000          $2,380,000         $25,296,000          $6,324,000

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $330,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $39,100,000, $2,737,000, $30,039,000 and
    $6,324,000, respectively. See "Underwriting."

    The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and are subject to the right of the Underwriters to withdraw, cancel or modify such offer and to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about May 27, 1998.

                            ------------------------

JOHN G. KINNARD AND COMPANY,
          I N C O R P O R A T E D

                                CRUTTENDEN ROTH
                            I N C O R P O R A T E D

                                                   PACIFIC CREST SECURITIES INC.
                                  ------------

                  The date of this Prospectus is May 21, 1998

    The following are registered trademarks of the Company: "Zomax-Registered Trademark-" and the related logo. Trade names and trademarks of other companies appearing in this Prospectus are the property of their respective holders.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                                    [LOGO]


               [background photograph of hand holding a CD]


  [photograph of various CD-ROM products manufactured by Zomax for software publishers, computer manufacturers and other producers of multimedia products]


Complete CD-ROM outsource solutions for the expanding software and computer industry.

   [photograph of various CD-ROM products manufactured by Zomax for software publishers, computer manufacturers and other producers of multimedia products]

Broad customer base including Gateway 2000, Microsoft, Novell, GT Interactive and Expert Software.


             [photograph of various CDs, diskettes and cassettes]

Multimedia products in all major formats including CD-ROM and diskettes, CD-Audio and cassettes.

   [photograph of various CD-Audios manufactured by Zomax for independent record labels]

CD-Audio products and services for independent record labels.

Zomax's Comprehensive Outsource Solution

Zomax is a leading outsource provider to software publishers, computer manufacturers and other producers of multimedia products. The following diagram illustrates the complete range of services Zomax offers its customers. Zomax project managers coordinate all services between the Customer and the Company.

[diagram depicting Zomax project manager having regular contact and coordination with the customer regarding each available service, including graphic design, print management, mastering, replication, CD printing, packaging, warehousing and inventory management, distribution and fulfillment, and RMA processing]

                   [photograph of various multimedia products]
Graphic Design
Develop customer's product and packaging design.

      [photograph of person examining film of print material for a CD] Print Management
Manage customer's entire multimedia printing needs.

                [photograph of mastering equipment in operation]
Mastering
"State of the Art" mastering system can create both CD and DVD Masters (originals).

            [photograph of replicating equipment in operation]
Replication
Replication of all major media formats using automated manufacturing technology.

               [photograph of printing equipment in operation]
CD Printing
Automated six color printing labeling and print quality inspection.

[photograph of employees packaging various products manufactured by Zomax] Packaging
Complete packaging services from automated, standard solutions to highly custom configurations.

        [photograph of warehouse containing products manufactured by Zomax] Warehousing and Inventory Management
Comprehensive warehouse and inventory
management services to help customers minimize costs and gain quick access to market.

 [photograph of products manufactured by Zomax packaged for distribution and fulfillment]
Distribution and Fulfillment
Flexible, just-in-time and direct delivery programs and daily order fulfillment.

        [photograph of Zomax employees processing returned merchandise] RMA Processing
Maximize customer resources by managing returned, obsolete and excess customer inventory and test and redistribute computer peripherals.

                               PROSPECTUS SUMMARY

    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION OR OUTSTANDING OPTIONS AND WARRANTS. SEE "DESCRIPTION OF SECURITIES" AND "UNDERWRITING."

THE COMPANY

    Zomax Optical Media, Inc. ("Zomax" or the "Company") is a leading outsource service provider to software publishers, computer manufacturers and other producers of multimedia products. These outsource services include compact disc ("CD") and digital versatile disc ("DVD") mastering; CD, diskette and cassette replication; graphic design; print management; CD printing; packaging; warehousing; inventory management; distribution and fulfillment; and returned merchandise authorization ("RMA") processing services. By providing a full range of multimedia services, Zomax differentiates itself from its competitors who offer only a subset of these services.

    Zomax services a broad customer base, including Gateway 2000, Inc. ("Gateway"), Microsoft Corp. ("Microsoft"), Novell, Inc. ("Novell"), GT Interactive Software Corp. ("GT Interactive") and Expert Software, Inc. ("Expert Software"). The Company has demonstrated an ability to provide consistently high quality products and services in a short turnaround time. Zomax believes its high level of customer service and responsiveness to customers' needs provides it with a competitive advantage which differentiates the Company from its competitors. Zomax's expertise and capital investment allow its customers to focus on their core competencies, reduce costs, accelerate time to market, access advanced replication and design capabilities, reduce capital investment, improve inventory management and purchasing power, and access manufacturing, warehousing and distribution capabilities in a variety of geographic regions. Zomax has become one of a small number of service providers worldwide to be awarded select authorized replicator status with Microsoft and in August 1997 was named Gateway's North American Supplier of the Year.

    The multimedia services industry is comprised of companies that provide a wide variety of services to software publishers, computer manufacturers, book publishers, independent record labels and other producers of multimedia products ranging from replication only to complete multimedia services. Growing consumer demand for multimedia products such as CD-ROM (compact disc-read only memory), DVD-ROM (digital versatile disc-read only memory) and CD-Audio and a corresponding increase in the installed base of CD and DVD drives and CD-Audio players have been significant factors driving the demand for outsourced multimedia services. According to InfoTech Incorporated's Optical Publishing Industry Assessment, the worldwide installed base of CD-ROM drives increased from 68 million in 1995 to 195 million in 1997 and is estimated to increase to 338 million in 2000. Furthermore, InfoTech reports that the number of CD-ROMs replicated worldwide increased from 500 million in 1995 to 1.4 billion in 1997 and is estimated to increase to 2.2 billion in 2000. The worldwide installed base of DVD-ROM drives is estimated by InfoTech to increase from 330,000 in 1997 to 6.5 million in 1998 and 78 million in 2000. The number of DVD-ROMs replicated worldwide is estimated to increase from 1.5 million in 1997 to 57 million in 1998 and 580 million in 2000.

    Zomax's objective is to be the leading outsource service provider to software publishers, computer manufacturers and other producers of multimedia products. The Company's strategy for achieving this objective is to provide customers with a comprehensive outsource solution to their multimedia service needs, expand and diversify its customer base by adding new customers and cross-marketing its full range of services to existing customers, expand its operations on a national and international basis through acquisitions and internal growth and capitalize on new and changing technologies, such as DVD.

RECENT ACQUISITIONS

    To enhance its position as a leading outsource service provider, Zomax has expanded its geographic presence by acquiring production capacity as well as distribution and RMA capabilities. Within the last year, the Company has acquired Benchmark Media Services, Inc. ("Benchmark"), a software media replicator located in Minneapolis, Minnesota; three companies in or near San Jose, California, including Trotter Technologies, Inc. ("TTI"), an RMA processing, warehousing and distribution company, Primary Marketing Group ("PMG"), a provider of manufacturers' representative services, and Next Generation Services, LLC ("NGS"), an RMA processor; Primary Marketing Group Ltd. ("PMG Ireland"), an RMA processor and provider of manufacturers' representative services located in Dublin, Ireland; and certain assets and contractual rights of Kao Infosystems Company ("Kao"), including an agreement regarding the manufacture and distribution of products for Novell. Management believes it has demonstrated an ability to successfully expand through acquisitions and intends to further explore opportunities for acquisitions as the industry continues to consolidate. See "Business--Recent Acquisitions."

    The Company was incorporated in Minnesota on February 22, 1996 as the successor to the business of Zomax Optical Media Limited Partnership, a Minnesota limited partnership (the "Partnership"). Unless otherwise specifically indicated, references to the Company include its wholly-owned subsidiaries, Benchmark, TTI, Zomax Services, Inc. ("ZSI"), successor to the operations of PMG and NGS, and ZSI's wholly-owned subsidiary, PMG Ireland. The Company's executive offices are located at 5353 Nathan Lane, Plymouth, Minnesota 55442, its telephone number is (612) 553-9300 and its Internet site is www.zomx.com.

                                  THE OFFERING

Common Stock offered by the Company....  1,600,000 shares

Common Stock offered by the Selling
  Shareholders.........................  400,000 shares

Common Stock to be outstanding after
  this offering........................  6,879,074 shares(1)

Use of Proceeds........................  For capital expenditures, working capital and other general corporate purposes, including acquisitions.
                                         The Company will not receive any of the proceeds
                                         from the sale of the shares by the Selling
                                         Shareholders. See "Use of Proceeds."

Nasdaq National Market Symbol..........  ZOMX

------------------------

(1) Excludes 705,000 shares issuable upon the exercise of outstanding options and 129,434 shares issuable upon the exercise of outstanding warrants as of the date of this Prospectus. See "Management--Stock Options" and "Description of Securities--Warrants."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    On February 4, 1998, the Company merged with PMG, NGS and PMG Ireland. These transactions were accounted for as a pooling-of-interests and, accordingly, the Company's Consolidated Financial Statements have been restated to include the accounts of PMG, NGS and PMG Ireland.

                                                                                                  FOR THE THIRTEEN
                                                              FOR THE YEARS ENDED                   WEEKS ENDED
                                                    ----------------------------------------  ------------------------
                                                    DECEMBER 31,  DECEMBER 27,  DECEMBER 26,   MARCH 28,    MARCH 27,
                                                        1995          1996          1997         1997         1998
                                                    ------------  ------------  ------------  -----------  -----------
STATEMENT OF OPERATIONS DATA:
Sales.............................................   $   16,858    $   26,866    $   47,877    $   7,952    $  14,232
Operating income..................................        1,779         3,410         5,244          574        1,582
Other (income) expense, net.......................       (1,978)         (231)         (155)         (51)         278
Income before taxes...............................        3,575         3,613         5,218          633        1,246
Pro forma(1):
  Net income......................................        2,141         2,152         3,128          382          748
  Earnings per share(2):
    Basic.........................................   $     0.59    $     0.47    $     0.60    $    0.07    $    0.14
    Diluted.......................................   $     0.59    $     0.47    $     0.58    $    0.07    $    0.13
  Weighted average number of shares outstanding:
    Basic.........................................        3,600         4,599         5,224        5,188        5,259
    Diluted.......................................        3,600         4,601         5,358        5,190        5,655

                                                                                             MARCH 27, 1998
                                                                                        -------------------------
                                                                     DECEMBER 26, 1997   ACTUAL    AS ADJUSTED(3)
                                                                     -----------------  ---------  --------------
BALANCE SHEET DATA:
Working capital....................................................      $   5,049      $   2,062    $   27,028
Total assets.......................................................         31,026         37,624        62,590
Long-term notes payable, net of current portion....................          3,104          2,673         2,673
Shareholders' equity...............................................         16,463         17,455        42,421

------------------------

(1) A pro forma tax provision has been established as if all consolidated companies were taxable entities for all periods presented.

(2) Pro forma earnings per share prior to the restatement for the acquisitions of PMG, NGS and PMG Ireland were as follows:

                                                          FOR THE YEARS ENDED
                                     -------------------------------------------------------------
                                      DECEMBER 31, 1995    DECEMBER 27, 1996    DECEMBER 26, 1997
                                     -------------------  -------------------  -------------------
Basic..............................       $    0.19            $    0.34            $    0.52
Diluted............................       $    0.19            $    0.34            $    0.51

(3) Adjusted to reflect the sale of 1,600,000 shares of Common Stock offered by the Company hereby at an offering price of $17.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. THIS PROSPECTUS INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS WHICH REFLECT THE COMPANY'S PLANS, ESTIMATES AND BELIEFS AND INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS. IN EVALUATING AN INVESTMENT IN THE COMMON STOCK, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

SUSTAINING AND MANAGING GROWTH

    The Company is currently undergoing a period of rapid growth, both internally and through acquisitions. This growth has resulted in, and is expected to continue to create, the need to effectively manage capacity, new and increased responsibilities for management personnel and added pressures on the Company's operating and financial systems. There can be no assurance that such growth can be sustained or managed successfully. Zomax believes it has demonstrated an ability to integrate acquired operations but could experience certain inefficiencies as it integrates new operations and manages geographically dispersed operations. The Company's ability to integrate acquired operations, manage future growth effectively and accomplish its overall objectives will depend in part on its ability to hire and retain qualified management, sales, customer support and technical personnel. Competition for such personnel is intense. The Company has recently commenced operations in its new manufacturing facility in San Jose, California. The Company's ability to bring this facility up to full production capacity is dependent upon, among other things, its ability to generate sales, hire and train employees and effectively allocate production requirements between its two manufacturing facilities. If the Company is unable to manage growth effectively, its business, financial condition and results of operations could be materially and adversely affected. In addition, the Company's results of operations would be adversely affected if sales do not achieve growth sufficient to offset increased expenditures associated with expansion. See "Use of Proceeds," "Business-- The Zomax Strategy" and "Business--Facilities."

CUSTOMER CONCENTRATION

    Sales to Gateway accounted for 18.0%, 38.3% and 29.6% of the Company's consolidated sales in 1996, 1997 and the first quarter of 1998, respectively. Sales to Novell and Expert Software accounted for 18.2% and 10.3%, respectively, of the Company's consolidated sales for the first quarter of 1998. The Company has entered into an agreement with Gateway that governs the procedures for making and receiving orders. This agreement expires on July 31, 1998, but may be renewed for additional one-year terms by agreement of the parties, subject to earlier termination by Gateway upon 30 days' notice. Although the Company expects to renew this agreement, there can be no assurance of such renewal. Zomax has been designated by Microsoft as a select authorized replicator of Microsoft-Registered Trademark- products for Gateway under an agreement that expires in October 1998. The Company expects to continue this select authorized replicator status but there can be no assurance that it will be able to maintain this status and execute new agreements with Microsoft in the future. The Company also entered into an agreement to provide replication, packaging, distribution and fulfillment services to Novell. This agreement expires in 2000 but may be renewed annually, subject to earlier termination by Novell upon 90 days' notice. As is typical in the multimedia services industry, the Company's agreements with its customers, including Gateway and Microsoft, do not contain any long-term commitments, nor do they guarantee an ongoing relationship with Zomax. The Company's business, financial condition and results of operations would be materially and adversely affected if it were to lose its select authorized replicator status, if it were to lose Gateway as a customer or if the amounts of Gateway's orders were to significantly decline. See "Business--Customers and Markets."

HIGHLY COMPETITIVE INDUSTRY

    The multimedia services industry is highly competitive and is experiencing consolidation. The Company faces its primary competition from independent service providers including Kao Infosystems Company, Cinram International Inc., Nimbus CD International, Inc., Metatec Corporation, Denon Electronics, Inc. and Disctronics, Inc. These service providers generally have the ability to handle large volume requirements and offer varying degrees of service capability but do not typically offer as complete a range of outsource services as Zomax. To a lesser extent, the Company competes with large service providers who are affiliated with major independent music companies and have significantly greater resources than the Company, and small localized service providers. Affiliates of major music companies such as Sony Music Entertainment, Inc., PolyGram N.V., Warner Music Group (a division of Time Warner Inc.), Bertelsmann Music Group
(BMG) and EMI Group plc, are primarily captive to the CD-Audio needs of the affiliated record labels and typically offer a limited range of turnkey services. Small localized service providers generally offer limited production capacity as well as a limited range of related services.

    Competition in the hardware and software RMA processing industry segment is extremely fragmented. Generally, participants in this industry segment include a number of independent companies as well as publishers and OEMs which dedicate in-house resources to RMA processing.

    Many of the Company's competitors are, and future potential competitors may be, larger and more established with greater financial and other resources than the Company, particularly as consolidation in the industry continues. As a result, such competitors may be able to respond more quickly to market demands or to devote greater resources to the manufacture, promotion and sale of their products than can the Company. See "Business--Industry" and "Business--Competition."

RISKS OF TECHNOLOGICAL CHANGE

    The computer hardware and software publishing industries are subject to change as existing technology is enhanced or new technology is developed and customer needs shift. There can be no assurance that the Company will be able to adapt its manufacturing processes to new technologies, such as the recently introduced DVD technology, that it will have the financial resources to make the capital expenditures necessary for such adaptations or that it will be able to generate sufficient sales to recover these capital expenditures. Further, the electronic on-line delivery of information, through such means as the Internet or satellites, is a potential future competitor of CD and DVD technology. Recent and continuing developments in broadband online data delivery have led to speculation regarding the decreasing viability of physical media such as CD- and DVD-ROM products. The Company believes, however, that online delivery of data will not, for the foreseeable future, be a practical alternative for consumers due to significant download time and hardware storage requirements. As a result, the Company further believes that optical media will continue to be a significant format. The Company believes that its future success will in part depend on its ability to deliver services which meet changing technology and customer needs. Failure by the Company to successfully anticipate and respond to the changing technological needs of its customers on a cost-effective basis and in a timely manner could have a material adverse effect on its business, financial condition and results of operations. See "Business--Industry" and "Business-- Competition."

DEPENDENCE ON HARDWARE AND SOFTWARE INDUSTRIES

    A substantial portion of the Company's sales are to customers in the computer hardware and software publishing industries. The Company is, therefore, dependent upon the continued growth and financial stability of customers in these industries, which are affected by general economic conditions, changing consumer trends, sales of personal computers, the installed base of CD-ROM and DVD drives and other interactive disc players and the ability of software publishers to create products and applications for CDs and DVDs that achieve market acceptance.

RISKS RELATED TO ACQUISITIONS

    The Company has experienced significant growth internally as well as through acquisitions. Zomax intends to continue its strategy of growth through acquisitions of technologies, products or businesses. However, no acquisitions are currently being negotiated and no portion of the proceeds of the offering has been allocated to specific acquisitions. The Company may complete future acquisitions using a portion of the proceeds from this offering, through issuances of its equity securities which could be dilutive, or through the incurrence of additional debt. In addition, acquisitions may result in significant amortization expenses related to goodwill and intangible assets. Such methods of financing could adversely affect the Company's earnings. Acquisitions also may involve numerous other risks, including difficulties in assimilating the operations and products or services of an acquired business, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, the potential loss of key employees of an acquired business and difficulties in attracting additional key employees necessary to manage acquired operations. No assurance can be given that the Company will be successful in integrating the recently acquired operations of PMG, NGS and PMG Ireland or any other business acquired in the future. In addition, no assurance can be given that the Company will pursue or consummate future acquisitions or that any acquisitions, if consummated, will ultimately be advantageous or profitable for the Company. See "Business--The Zomax Strategy."

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends upon the continued contributions of its executive officers. The Company does not have employment agreements with its executive officers, other than with James T. Anderson, the Company's President and Chief Executive Officer. The Company does not maintain key person life insurance policies on any of its executive officers. The Company believes that its future success also depends in large part upon the continued contributions of its key management, operations, sales and marketing and information systems personnel as well as on its ability to attract and retain additional highly skilled personnel in such areas. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

DEPENDENCE ON TECHNOLOGY LICENSES

    The Company manufactures CDs using patented technology primarily under nonexclusive licenses from U.S. Philips Corporation ("Philips") and Discovision Associates ("DVA"). These licenses generally provide for the payment of royalties based upon the number, type and size of CDs sold. The Company's license from Philips expires in 2006 and the license from DVA continues until the expiration of the last DVA patent covered by the license, which is currently in 2010. Termination of a license to use the patented technology in the manufacture of CDs or successful litigation for infringement by the holders of other patents could have a material adverse effect on the Company's results of operations. The Company may also be required to obtain licenses from the owners of DVD technology to manufacture DVDs. Although the Company expects to obtain such licenses as they are made available to industry participants, no assurances can be made that such licenses will be obtained and the Company cannot predict the amount of the royalty that will be payable under any such license. See "Business--Proprietary Rights."

LIMITED INTERNATIONAL PRESENCE AND EXPERIENCE; RISKS OF INTERNATIONAL OPERATIONS

    The Company intends to expand its international operations into Europe and Asia. To date, the Company's international operations are limited to its recently acquired Ireland facility, PMG Ireland. Accordingly, the Company has limited experience in operations outside the U.S. The Company is exposed to risks of doing business abroad, including but not limited to, fluctuations in the value of foreign currency, export duties, changes in export and import regulations, possible restrictions on the transfer of funds, employee turnover, labor unrest, longer payment cycles, greater difficulty in collecting accounts receivable, additional costs associated with compliance with foreign laws and political and economic instability. There can be no assurance that these factors will not have an adverse impact on the Company's business, financial condition and results of operations in the future. The Company recently began the process of becoming ISO 9002 certified. There can be no assurance that the Company will obtain such certification on a timely basis, if at all, and its failure to do so may adversely impact its ability to conduct international operations. See "Business--The Zomax Strategy."

RISK OF DECLINING COMPACT DISC PRICES

    In the past, wholesale CD prices have declined, primarily due to increased competition. During these periods of declining prices, the Company has been able to maintain profitability by offsetting declining prices through increases in sales volume and improvements in manufacturing efficiencies. Although prices appear to have stabilized in the last year, there can be no assurance that such prices will remain stable. If prices again experience declines, there can be no assurance that the Company will be able to reduce its costs or increase its volume to offset such price declines. Any significant industry-wide decline in wholesale CD prices could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    The Company may experience variability in its net sales and net income on a quarterly basis as a result of many factors, including the condition of the CD and multimedia products industry in general, shifts in demand for software and hardware products, volume of products and services outsourced to other service providers, technological changes and industry announcements of new products and upgrades, absence of long-term commitments from customers, timing and variable lead-times of customer orders, delays in or cancellations of customer orders, effectiveness in managing manufacturing processes and changes in national and international economic conditions. The Company may be unable to adjust its spending levels on a timely basis; therefore, if revenues do not meet expectations in any given quarter, operating results may be materially adversely affected.

    The demand for CD and other multimedia consumer products is seasonal, with the highest volumes occurring in the second half of the year, concurrent with the new school year and holiday gift purchases. This seasonality could result in significant quarterly variations in financial results, with the third and fourth quarters generally being the strongest. As a result of the potential fluctuations in quarterly operating results, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. Further, it is possible that in future quarters the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Price Range of Common Stock," "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SUPPLIERS

    The Company is dependent on certain suppliers for delivery of raw materials, such as the polycarbonate from which CDs are made. The Company does not have long-term agreements with any of its suppliers. While the Company believes that alternative suppliers for these materials are available, any interruption of supply could cause significant delays in the shipment of the Company's products and may have a material adverse effect on the Company's business, financial condition and results of operations.

DISCRETION IN THE USE OF PROCEEDS

    While the Company intends to use a portion of the proceeds from this offering for capital expenditures, a substantial portion of the proceeds is expected to be used for working capital and other general corporate purposes, including acquisitions. Accordingly, the Company will have broad discretion to allocate a significant amount of the proceeds of this offering and to determine the timing of expenditures. See "Use of Proceeds."

CONTROL BY MANAGEMENT

    Upon completion of this offering, the Company's executive officers and directors will beneficially own approximately 26.5% (25.4% if the Underwriters' over-allotment option is exercised in full) of the issued and outstanding shares of Common Stock. As a result of such ownership, such shareholders may have the ability to elect or remove all members of the Board of Directors and thereby control the affairs and management of the Company and may have the power to approve most actions requiring shareholder approval. Such a level of ownership can have the effect of delaying, deferring or preventing a change in control of the Company and can adversely affect the voting and other rights of the other holders of Common Stock. See "Principal and Selling Shareholders."

POTENTIAL VOLATILITY OF STOCK PRICE

    The Company's Common Stock has experienced in the past, and could experience in the future, substantial price volatility as a result of a number of factors, including quarter-to-quarter variations in the actual or anticipated financial results of the Company, announcements by the Company, its competitors or its customers, changes in stock market analysts' recommendations regarding the Company or its competitors, developments in the industry and general market conditions. In addition, the stock market has experienced significant price and volume fluctuations which have affected the market price of many companies and which have at times been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations and general economic conditions may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATORY COMPLIANCE

    The Company is subject to a variety of governmental regulations, with which it believes it is in substantial compliance. As a manufacturing company, the Company is subject to safety regulation by the United States Department of Labor and the Minnesota Department of Labor and Industry under the Occupational Safety and Health Act. The Company is also subject to environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process. Any failure by the Company to comply with present and future regulations could subject it to future liabilities or the suspension of production. In addition, such regulations could restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or incur other significant expenses to bring its operations into regulatory compliance.

ANTI-TAKEOVER EFFECTS OF MINNESOTA LAW AND UNDESIGNATED STOCK

    The effect of certain provisions of the Minnesota Business Corporation Act and the ability of the Board of Directors of the Company to issue preferred stock without shareholder approval may have the effect of delaying or preventing a change in control or merger of the Company, which could operate to the detriment of other shareholders. Further, the anti-takeover effects of the issuance of undesignated shares may deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price. See "Description of Securities."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements under the captions, "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" and any other statements in this Prospectus which are not historical facts are forward-looking statements. Such forward-looking statements may be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plans," "project," and similar expressions. Such statements involve risks and uncertainties including, but not limited to, those relating to the uncertainty of the Company's ability to manage and continue its growth and implement its business strategy; the Company's dependence on its ability to adapt quickly to changes in information storage and retrieval technology; the intense competition within the Company's industry; the Company's dependence on its ability to obtain and maintain licenses to use patented technology in the manufacture of its products; the Company's dependence on its ability to attract and retain skilled managers and other personnel; the Company's vulnerability to general economic conditions and dependence on its principal customers; the Company's exposure to unforeseen changes in international business conditions; the Company's vulnerability to declining market prices for its products and services; the extent of control by the Company's executive officers and directors; the Company's future financial and operating results, cash needs and demand for its services; effects of regulation; as well as other factors detailed in "Risk Factors" and elsewhere in this Prospectus and in the Company's other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,600,000 shares of Common Stock offered to the public by the Company hereby at the Price to Public of $17.00 per share are estimated to be $25.0 million ($29.7 million if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of the 400,000 shares of Common Stock offered by the Selling Shareholders.

    The Company intends to use approximately $7.0 million of the net proceeds from this offering for capital expenditures, including the expansion of its San Jose manufacturing facility and enhancements to its Minneapolis facility to allow for DVD replication and increased mastering and replication capacity. The Company intends to use the remaining net proceeds for general corporate purposes, including additions to working capital and acquisitions of technologies, products or businesses as such opportunities may arise. Currently, there are no commitments or agreements with respect to any such acquisitions. See "Risk Factors--Risks Related to Acquisitions."

    Pending utilization of the net proceeds of this offering, the Company plans to invest such net proceeds in short-term money market investments, high-grade commercial paper and interest-bearing bank accounts.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 27, 1998 and as adjusted to reflect the sale of 1,600,000 shares of Common Stock by the Company hereby and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto included elsewhere in this Prospectus.

                                                                                                MARCH 27, 1998
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------

                                                                                            (IN THOUSANDS, EXCEPT
                                                                                                 SHARE DATA)
Current portion of long-term notes payable................................................  $   3,146   $   3,146
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Long-term notes payable, net of current portion...........................................  $   2,673   $   2,673
                                                                                            ---------  -----------
Shareholders' equity:
  Common stock, no par value, 15,000,000 shares authorized; 5,273,327 shares issued and
    outstanding; 6,873,327 shares issued and outstanding as adjusted(1)...................  $  12,861   $  37,827
Retained earnings.........................................................................      4,594       4,594
Total shareholders' equity................................................................     17,455      42,421
                                                                                            ---------  -----------
Total capitalization(2)...................................................................  $  20,128   $  45,094
                                                                                            ---------  -----------
                                                                                            ---------  -----------

------------------------

(1) Excludes 708,000 shares issuable upon exercise of outstanding options and 134,725 shares issuable upon exercise of outstanding warrants as of March 27, 1998. See "Management--Stock Options" and "Description of
    Securities--Warrants."

(2) Does not include current portion of long-term notes payable.

                                DIVIDEND POLICY

    Zomax Optical Media, Inc. has never declared nor paid any cash dividends on its Common Stock; however, in 1995, PMG and NGS distributed $2.0 million to its owners, as compared to $1.6 million in 1996 and $2.2 million in 1997. These distributions were made in accordance with the dividend policies of these companies. Further, the Partnership made distributions to its partners of $253,000 in 1995 and $1.1 million in 1996. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate declaring or paying cash dividends in the foreseeable future. Any future determinations as to declarations or payments of dividends will depend upon the financial condition and results of operations of the Company and such other factors as are deemed relevant by the Board of Directors. Further, the Company's existing revolving credit and term loan agreement requires the consent of the lender prior to the declaration or payment of dividends.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "ZOMX." The following table sets forth, for the periods indicated, the high and low bid prices per share since the date of the Company's initial public offering of Common Stock. These bid quotations represent inter-dealer prices and do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

                                                                             HIGH        LOW
                                                                           ---------  ---------

FISCAL YEAR ENDED DECEMBER 27, 1996:
Second Quarter (from May 7, 1996)........................................  $    7.25  $    6.75
Third Quarter............................................................       8.13       6.75
Fourth Quarter...........................................................       7.50       4.75

FISCAL YEAR ENDED DECEMBER 26, 1997:
First Quarter............................................................  $    6.75  $    4.75
Second Quarter...........................................................       7.25       4.13
Third Quarter............................................................      10.25       7.00
Fourth Quarter...........................................................      14.75       9.00

FISCAL YEAR ENDED DECEMBER 25, 1998:
First Quarter............................................................  $   18.19  $    9.13
Second Quarter (through May 20, 1998)....................................      19.75      15.75

    As of April 20, 1998, there were approximately 110 record holders of the Company's Common Stock, excluding shareholders whose stock is held either in nominee name and/or street name brokerage accounts. Based on information which the Company has obtained from its transfer agent, there are approximately 3,000 shareholders of the Company's Common Stock whose stock is held either in nominee name and/or street name brokerage accounts.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    On February 4, 1998, the Company merged with PMG, NGS and PMG Ireland. These transactions were accounted for as a pooling-of-interests and, accordingly, the Company's Consolidated Financial Statements have been restated to include the accounts of PMG, NGS and PMG Ireland.

    The following selected consolidated financial information as of December 27, 1996 and December 26, 1997 and for the three years in the period ended December 26, 1997 has been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected consolidated financial information as of December 31, 1993, 1994 and 1995 and for the years ended December 31, 1993 and 1994 have been derived from: (i) audited financial statements of the Company not included herein and (ii) unaudited combined financial statements of PMG, NGS and PMG Ireland. The selected consolidated financial data for the thirteen weeks ended March 28, 1997 and March 27, 1998 have been derived from the unaudited interim financial statements of the Company and PMG, NGS and PMG Ireland. Such unaudited financial statements contain, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the financial position and results of operations for these periods. Operating results for the thirteen weeks ended March 27, 1998 are not necessarily indicative of the results that may be expected for the entire fiscal year. The following selected consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                                                           FOR THE THIRTEEN WEEKS
                                                         FOR THE YEARS ENDED                                       ENDED
                             ---------------------------------------------------------------------------  ------------------------
                              DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   DECEMBER 27,   DECEMBER 26,    MARCH 28,    MARCH 27,
                                  1993            1994           1995           1996           1997          1997         1998
                             ---------------  -------------  -------------  -------------  -------------  -----------  -----------
STATEMENT OF OPERATIONS DATA:
Sales......................     $   2,794       $  10,085      $  16,858      $  26,866      $  47,877     $   7,952    $  14,232
Cost of sales..............         2,496           7,544         11,226         18,090         32,773         5,663        9,938
                                   ------     -------------  -------------  -------------  -------------  -----------  -----------
Gross profit...............           298           2,541          5,632          8,776         15,104         2,289        4,294
Selling, general and
  administrative
  expenses.................           319           1,435          3,853          5,366          9,860         1,715        2,712
                                   ------     -------------  -------------  -------------  -------------  -----------  -----------
Operating income (loss)....           (21)          1,106          1,779          3,410          5,244           574        1,582
Interest expense...........            38             237            318            357            409            74          117
Interest income............            (3)            (56)          (136)          (329)          (228)          (82)         (59)
Other (income) expense,
  net......................           (14)            (13)        (1,978)          (231)          (155)          (51)         278
                                   ------     -------------  -------------  -------------  -------------  -----------  -----------
Income (loss) before income
  taxes....................           (42)            938          3,575          3,613          5,218           633        1,246
Pro forma(1):
  Provision for income
    taxes..................           (15)            362          1,434          1,461          2,090           251          498
                                   ------     -------------  -------------  -------------  -------------  -----------  -----------
  Net income (loss)........     $     (27)      $     576      $   2,141      $   2,152      $   3,128     $     382    $     748
                                   ------     -------------  -------------  -------------  -------------  -----------  -----------
                                   ------     -------------  -------------  -------------  -------------  -----------  -----------
  Earnings (loss) per
    share:
    Basic..................     $   (0.01)      $    0.16      $    0.59      $    0.47      $    0.60     $    0.07    $    0.14
                                   ------     -------------  -------------  -------------  -------------  -----------  -----------
                                   ------     -------------  -------------  -------------  -------------  -----------  -----------
    Diluted................     $   (0.01)      $    0.16      $    0.59      $    0.47      $    0.58     $    0.07    $    0.13
                                   ------     -------------  -------------  -------------  -------------  -----------  -----------
                                   ------     -------------  -------------  -------------  -------------  -----------  -----------
  Weighted average number
    of shares outstanding:
    Basic..................         3,600           3,600          3,600          4,599          5,224         5,188        5,259
    Diluted................         3,600           3,600          3,600          4,601          5,358         5,190        5,655

                                        DECEMBER 31,     DECEMBER 31,    DECEMBER 31,   DECEMBER 27,   DECEMBER 26,    MARCH 27,
                                            1993             1994            1995           1996           1997          1998
                                       ---------------  ---------------  -------------  -------------  -------------  -----------
BALANCE SHEET DATA:
Working capital......................     $     295        $     618       $   2,631      $   9,029      $   5,049     $   2,062
Total assets.........................         2,706            6,682          12,485         24,322         31,026        37,624
Long-term notes payable, net of
  current portion....................         1,168            2,188           2,979          1,834          3,104         2,673
Shareholders' equity.................           928            2,106           5,166         14,643         16,463        17,455

------------------------
(1) A pro forma tax provision has been established as if all consolidated companies were taxable entities for all periods presented.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

    The Company is a leading outsource service provider to software publishers, computer manufacturers and other producers of multimedia products. These services include CD and DVD mastering; CD, diskette and cassette replication; graphic design; print management; CD printing; packaging; warehousing; inventory management; distribution and fulfillment; and RMA processing services. The Company records sales to its customers at the time merchandise is shipped or as services are rendered. For certain customers, merchandise is invoiced upon completion of orders with shipment occurring based on written customer instructions.

    The multimedia services industry has been characterized by short lead times for customer orders. For this reason and because of the timing of orders, delivery intervals and the possibility of customer changes in delivery schedules, the Company's backlog as of any particular date is not a meaningful indicator of future financial results.

    On March 31, 1997, the Company acquired the outstanding shares of Benchmark, a software media replicator with operations in Minneapolis, Minnesota and Indianapolis, Indiana. The Company agreed to pay consideration based on revenues of Benchmark in 1997. Revenue levels were not met; therefore, no consideration was paid. The Benchmark acquisition was accounted for using the purchase method of accounting.

    On May 1, 1997, the Company acquired the outstanding shares of TTI, an RMA processing, warehousing and distribution company based in San Jose, California, servicing the software publishing market. The purchase price of TTI was $712,000 cash and 59,268 shares of the Company's Common Stock. The acquisition of TTI was accounted for using the purchase method of accounting. As a result of this treatment, the TTI purchase price was allocated to net assets acquired based on estimated fair values and approximately $1.2 million of cost in excess of net assets acquired was recorded as goodwill.

    On February 4, 1998, PMG, NGS and PMG Ireland were merged with and into ZSI. As a result of these transactions, all ownership interests in the acquired companies were exchanged for 800,002 shares of the Company's Common Stock. Prior to these transactions, the businesses of PMG, NGS and PMG Ireland consisted of providing manufacturers' representative services and RMA processing services to the computer industry. PMG, NGS and PMG Ireland operated their respective businesses from facilities located in and around San Jose, California; Boston, Massachusetts; and Dublin, Ireland. In connection with the transactions described above, the Company acquired certain assets and assumed certain liabilities from Kao for $1.1 million. The acquisitions of PMG, NGS and PMG Ireland were accounted for using the pooling-of-interests method of accounting, and accordingly, all periods presented have been restated to reflect the effects of these transactions.

    Prior to the Company's initial public offering, the Company operated as a partnership and, prior to the acquisitions described above, certain of the companies operated as non-taxable entities. A pro forma tax provision has been established as if all consolidated companies were taxable entities for all periods presented.

RESULTS OF OPERATIONS

    The following table sets forth certain operating data as a percentage of sales for the periods indicated.

                                                                                                    FOR THE THIRTEEN WEEKS
                                                               FOR THE YEARS ENDED                          ENDED
                                                -------------------------------------------------  ------------------------
                                                 DECEMBER 31,     DECEMBER 27,     DECEMBER 26,     MARCH 28,    MARCH 27,
                                                     1995             1996             1997           1997         1998
                                                ---------------  ---------------  ---------------  -----------  -----------
Sales.........................................         100.0%           100.0%           100.0%         100.0%       100.0%
Cost of sales.................................          66.6             67.3             68.5           71.2         69.8
                                                       -----            -----            -----          -----        -----
Gross profit..................................          33.4             32.7             31.5           28.8         30.2
Selling, general and administrative
  expenses....................................          22.8             20.0             20.6           21.6         19.1
                                                       -----            -----            -----          -----        -----
Operating income..............................          10.6             12.7             10.9            7.2         11.1
Interest expense..............................           1.9              1.3              0.8            0.9          0.8
Interest income...............................          (0.8)            (1.2)            (0.5)          (1.0)        (0.4)
Other (income) expense, net...................         (11.7)            (0.8)            (0.3)          (0.7)         1.9
                                                       -----            -----            -----          -----        -----
Income before income taxes....................          21.2             13.4             10.9            8.0          8.8
Pro forma provision for income taxes(1).......           8.5              5.4              4.4            3.2          3.5
                                                       -----            -----            -----          -----        -----
Pro forma net income(1).......................          12.7%             8.0%             6.5%           4.8%         5.3%

------------------------

(1) A pro forma tax provision has been established as if all consolidated companies were taxable entities for all periods presented.

    FOR THE THIRTEEN WEEKS ENDED MARCH 28, 1997 AND MARCH 27, 1998

    SALES. The Company's sales were $14.2 million for the first quarter of 1998, an increase of 79.0% from $8.0 million for the first quarter of 1997. The increase in total sales resulted from a 48% increase in CD related sales, a 168% increase in diskette related sales and a 3.5% increase in RMA services fees. These increases were partially offset by a 40% decrease in audio cassette sales. In addition, the Company, in connection with the acquisition of certain assets and liabilities from Kao, began operating an assembly and distribution warehouse facility which accounted for 48.4% of the total increase in Company sales.

    COST OF SALES. Cost of sales as a percentage of sales for the first quarter of 1998 was 69.8% as compared to 71.2% for the first quarter of 1997. The decrease in the cost of sales percentage was due to higher CD production volumes resulting in improved equipment utilization and other operating improvements made by the Company. These cost improvements were partially offset by start-up costs incurred by the Company in connection with building its new CD manufacturing facility in San Jose and an increase in RMA processing related costs. There was no outsourcing of CD production in the first quarters of 1997 and 1998. The San Jose facility had its initial production run in March 1998.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the first quarter of 1998 were $2.7 million compared to $1.7 million for the first quarter of 1997. The dollar increase in the first quarter of 1998 resulted primarily from the dramatic increase in sales volume and growth of the Company. As a percentage of sales, selling, general and administrative expenses decreased from 21.6% in the first quarter of 1997 to 19.1%.

    INTEREST INCOME AND EXPENSE. Interest income was $59,000 for the first quarter of 1998 compared to $82,000 for the first quarter of 1997. Interest expense was $118,000 for the first quarter of 1998 compared to $74,000 for the first quarter of 1997. Interest expense increased due to borrowings used to finance the purchase of mastering equipment in September 1997.

    OTHER (INCOME) EXPENSE, NET. In the first quarter of 1998, the Company incurred nonrecurring expenses totaling $278,000 related to the acquisition of PMG, NGS and PMG Ireland. These costs were expensed as incurred in accordance with pooling of interests accounting. In the first quarter of 1997, the Company generated other income totaling $51,000 resulting from PMG representing certain manufacturers' products.

    PRO FORMA PROVISION FOR INCOME TAXES. The pro forma effective income tax rate for the first quarter of 1998 was 40.0% as compared to 39.7% for the first quarter of 1997.

    PRO FORMA NET INCOME. Pro forma net income was $748,000, an increase of 95.7% from $382,000 for the first quarter of 1997.

    FOR THE YEARS ENDED DECEMBER 26, 1997 AND DECEMBER 27, 1996

    SALES. The Company's sales were $47.9 million for 1997, an increase of 78.2% from $26.9 million in 1996. The 1997 sales increase was attributable to a 69% increase in sales to new and existing customers with the remaining increase attributable to additional sales resulting from the acquisition of Benchmark and TTI during the year. CD related sales increased 70% in 1997, due primarily to an increase in the number of units sold, and diskette sales increased 1200% to $7.4 million. These increases were partially offset by a 12% decline in audio cassette sales. The Company believes the growth in CD related sales was due to its strategy of being a full-service provider of multimedia products and related services, along with increased production capacity. Sales from PMG, NGS and PMG Ireland represented $10.0 million of total sales in 1997, an increase of 19.9% from $8.3 million in 1996. The increase in sales generated by PMG, NGS and PMG Ireland was the result of an increase in the number of RMA processing customers and the volume of returns processed. RMA processing revenue is comprised of processing fees associated with handling customer returns from retail channels, as well as sales of recycled diskettes which are received with returns and processed for resale. In 1997, fewer recycled diskettes were processed and sold than in 1996. As a result, revenue from RMA processing fees became a larger component of the Company's total revenues.

    COST OF SALES. Cost of sales as a percentage of sales was 68.5% and 67.3% for 1997 and 1996, respectively. This cost of sales percentage increase is primarily due to an increase in outsourced CD unit production, partially offset by a change in the RMA processing sales mix from lower-margin recycled diskette sales to higher-margin RMA processing fees. The Company outsources its CD production when customer orders exceed its production capabilities. The Company outsourced 9% of its CD manufacturing in 1997 and 3% in 1996. The cost for such outsourced production is higher than the cost of CDs produced internally by the Company.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses as a percentage of sales were 20.6% in 1997 and 20.0% in 1996. In dollars, selling, general and administrative expenses increased $4.5 million from 1996. The dollar increase in 1997 resulted primarily from the added infrastructure necessary to support the significant increase in sales volume and growth of the Company.

    INTEREST INCOME AND EXPENSE. Interest income was $228,000 and $329,000 for 1997 and 1996, respectively. Interest expense was $409,000 and $357,000 for 1997 and 1996, respectively. Interest expense increased with borrowings used to finance the purchase of additional CD manufacturing equipment in 1997.

    OTHER (INCOME) EXPENSE, NET. Other income, net was $155,000 in 1997 compared to $231,000 in 1996. The Company generated other income resulting from PMG representing certain manufacturers' products.

    PRO FORMA PROVISION FOR INCOME TAXES. The pro forma effective income tax rate for 1997 was 40.1% compared to 40.4% for 1996. Such rates principally reflect the federal statutory tax rate plus the effect of state income taxes.

    PRO FORMA NET INCOME. Pro forma net income for 1997 was $3.1 million, an increase of 45.4% from $2.2 million in 1996.

    FOR THE YEARS ENDED DECEMBER 27, 1996 AND DECEMBER 31, 1995

    SALES. The Company's sales were $26.9 million for 1996, an increase of 59.4% from $16.9 million in 1995. In 1996, CD related sales increased 46%, due primarily to an increase in the number of units sold. Also in 1996, the Company introduced diskette duplicating services, resulting in 2.1% of the total sales increase. These increases were partially offset by a 16% decline in audio cassette sales. Sales from PMG, NGS and PMG Ireland represented $8.3 million of total 1996 sales, an increase of 128% over $3.6 million in 1995. The increase in sales generated by PMG, NGS and PMG Ireland was the result of an increase in the number of RMA processing customers and the volume of returns processed. In 1995, RMA processing revenue consisted primarily of sales of recycled diskettes. In 1996, recycled diskette sales declined and RMA activities expanded to include service fees for the handling and processing of customer returns from retail channels.

    COST OF SALES. Cost of sales as a percentage of sales was 67.3% and 66.6% for 1996 and 1995, respectively. This cost of sales percentage increase was primarily due to the reduction in selling price and quantity of recycled diskettes from RMA processing activities. This increase was partially offset by a decrease in outsourced CD unit production. The Company outsourced 3% of its CD manufacturing during 1996 as compared to 35% in 1995. The Company was able to reduce its outsourcing by increasing CD manufacturing capacity in 1996.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses as a percentage of sales were 20.0% in 1996 and 22.8% in 1995. In dollars, selling, general and administrative expenses increased $1.5 million in 1996. The dollar increase in 1996 resulted principally from an increase in salary expense, resulting from hiring additional corporate staff in sales, customer service, accounting and other administrative functions. In 1996, the Company also increased its reserve for doubtful accounts principally due to the uncertainty regarding the collection of certain receivable balances and an overall increase in accounts receivable balances.

    INTEREST INCOME AND EXPENSE. Interest income was $329,000 and $137,000 for 1996 and 1995, respectively. Interest income increased in 1996 with the investment of the proceeds from the Company's initial public offering in May 1996. Interest expense was $357,000 and $318,000 for 1996 and 1995, respectively. Interest expense increased with long-term borrowings used to finance purchases of additional CD manufacturing equipment in 1996.

    OTHER (INCOME) EXPENSE, NET. Other income, net was $231,000 and $2.0 million for 1996 and 1995, respectively. The Company generated other income resulting from PMG representing certain manufacturers' products. This activity declined significantly beginning in 1996.

    PRO FORMA PROVISION FOR INCOME TAXES. The pro forma effective income tax rate for 1996 was 40.4% compared to 40.1% for 1995. Such rates principally reflect the federal statutory tax rate plus the effect of state income taxes.

    PRO FORMA NET INCOME. Pro forma net income for 1996 was $2.2 million, an increase of 0.5% from $2.1 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

    As of March 27, 1998, the Company had working capital of $2.1 million, compared to working capital of $5.0 million as of December 26, 1997 and $9.0 million as of December 27, 1996. The decrease in working capital in the first quarter of 1998 was primarily due to the construction of a new CD facility in San Jose.

The decrease in working capital during 1997 was primarily the result of using cash to purchase additional CD production lines, acquire TTI and support the general growth of the Company.

    As of March 27, 1998, the Company had cash totaling $6.6 million. Cash generated from operating activities for the first quarter of 1998 was $2.2 million compared to cash used of $1.4 million during the first quarter of 1997. Cash generated from operating activities was $6.9 million, $4.9 million and $2.3 million during 1997, 1996 and 1995, respectively. The increase in operating cash flow is consistent with the Company's sales and net income growth.

    Cash used in investing activities during the first quarter of 1998 was $4.4 million compared to $177,000 for the first quarter of 1997. Cash used in investing activities was $6.6 million in 1997, $3.8 million in 1996 and $2.6 million in 1995. Cash used in investing activities during these periods is primarily attributable to the purchase of property and equipment to support the Company's growth in business.

    During the first quarter of 1998, the Company acquired certain assets and assumed certain liabilities from Kao in exchange for a short-term note in the principal amount of $1.1 million. During the first quarter of 1997, the Company financed equipment purchases with long-term debt totaling $1.1 million. The Company financed equipment purchases with long-term debt totaling $3.8 million in 1997, $791,000 in 1996 and $2.4 million in 1995. PMG and NGS made distributions to its owners of $2.2 million in 1997, $1.6 million in 1996 and $2.0 million in 1995. These distributions were made in accordance with the dividend policies of these companies. The Partnership made distributions to its partners of $1.1 million in 1996 and $253,000 in 1995. Zomax Optical Media, Inc. has never declared or paid dividends on its Common Stock.

    The Company has committed to the purchase of equipment at a cost of $5.1 million in 1998. The majority of this equipment is related to the construction of a new CD facility in San Jose, California. The Company plans to finance the purchase of this equipment with long-term debt and cash. The Company has a revolving line of credit facility for up to $5.0 million of borrowings. Such borrowings are limited to an amount based on a formula using eligible accounts receivable and inventories. There were $3.0 million of borrowings outstanding under the revolving line of credit facility at March 27, 1998. In addition, the Company has $4.3 million available under a capital term loan facility at March 27, 1998.

    Future liquidity needs will depend on, among other factors, the timing of capital expenditures and expenditures in connection with any acquisitions, changes in customer order volume and the timing and collection of receivables. The Company believes that the net proceeds from this offering, together with existing cash balances, anticipated cash flow from operations and amounts available under existing credit facilities, will be sufficient to fund its operations for the foreseeable future.

YEAR 2000

    The Company believes its systems are Year 2000 compliant. All expenditures to address this issue are expensed as incurred, while the costs of new software are capitalized and amortized over the software's useful life. Anticipated expenditures are not expected to have a significant impact on the Company's ongoing results of operations. The Company believes that failure by its customers or suppliers to address this issue in a timely manner will not have a significant impact on the Company or its operations.

INFLATION

    Historically, inflation has not had a material impact on the Company. The cost of the Company's products is influenced by the cost of raw materials and labor. There can be no assurance that the Company will be able to pass on increased costs to its customers in the future.

SEASONALITY

    The demand for CDs and other multimedia consumer products is seasonal, with increases during the fall reflecting increased demand relative to the new school year and holiday season purchases. This seasonality could result in significant quarterly variations in financial results, with the third and fourth quarters generally being the strongest.

QUARTERLY DATA

    The Company's pro forma results of operations for each of the quarters in the years ended December 27, 1996 and December 26, 1997 and for the first quarter of 1998 reflect the pro forma effect of a provision for income taxes as if they were taxable entities for all periods presented. The pro forma earnings per share information also reflects the effects of the shares issued in connection with the acquisition of PMG, NGS and PMG Ireland. The information in the following tables is in thousands, except per share data.

                                                                                   QUARTERS ENDED
                                                                 --------------------------------------------------
                                                                  MARCH 29     JUNE 30   SEPTEMBER 27  DECEMBER 27
                                                                 -----------  ---------  ------------  ------------
1996
Sales..........................................................   $   4,588   $   6,385   $    7,292    $    8,602
Gross profit...................................................       1,364       2,197        2,729         2,487
Net income.....................................................         106         278          860           908
Basic earnings per share.......................................        0.03        0.09         0.17          0.18
Diluted earnings per share.....................................        0.03        0.09         0.17          0.18

                                                                                   QUARTERS ENDED
                                                                 --------------------------------------------------
                                                                  MARCH 28     JUNE 27   SEPTEMBER 26  DECEMBER 26
                                                                 -----------  ---------  ------------  ------------
1997
Sales..........................................................   $   7,952   $  11,541   $   13,842    $   14,542
Gross profit...................................................       2,289       3,148        4,925         4,741
Net income.....................................................         382         343        1,306         1,097
Basic earnings per share.......................................        0.07        0.07         0.25          0.21
Diluted earnings per share.....................................        0.07        0.07         0.24          0.20

                                                                   QUARTER
                                                                    ENDED
                                                                 -----------
                                                                  MARCH 27
                                                                 -----------
1998
Sales..........................................................   $  14,232
Gross profit...................................................       4,294
Net income.....................................................         748
Basic earnings per share.......................................        0.14
Diluted earnings per share.....................................        0.13

                                    BUSINESS

GENERAL

    Zomax Optical Media, Inc. is a leading outsource service provider to software publishers, computer manufacturers and other producers of multimedia products. These outsource services include compact disc ("CD") and digital versatile disc ("DVD") mastering; CD, diskette and cassette replication; graphic design; print management; CD printing; packaging; warehousing; inventory management; distribution and fulfillment; and returned merchandise authorization ("RMA") processing services. By providing a full range of multimedia services, Zomax differentiates itself from its competitors who offer only a subset of these services.

    Zomax services a broad customer base, including Gateway, Microsoft, Novell, GT Interactive and Expert Software. The Company has demonstrated an ability to provide consistently high quality products and services in a short turnaround time. Zomax believes its high level of customer service and responsiveness to customers' needs provides it with a competitive advantage which differentiates the Company from its competitors. Zomax has become one of a small number of service providers worldwide to be awarded select authorized replicator status with Microsoft and in August 1997 was named Gateway's North American Supplier of the Year.

RECENT ACQUISITIONS

    To enhance its position as a leading outsource service provider, Zomax has expanded its geographic presence by acquiring production capacity as well as distribution and RMA capabilities. The Company believes that its recent acquisitions enable it to provide additional integrated services and create an opportunity to attract new customers and cross-market its services to existing customers. Management believes it has demonstrated an ability to successfully expand through acquisitions and intends to further explore opportunities for acquisitions as the industry continues to consolidate. Within the last year, the Company has made the following acquisitions:

    - BENCHMARK MEDIA SERVICES, INC., a software media replicator with operations in Plymouth, Minnesota and Indianapolis, Indiana; acquired in March 1997;

    - TROTTER TECHNOLOGIES, INC., an RMA processing, warehousing and distribution company based in San Jose, California; acquired in May 1997;

    - PRIMARY MARKETING GROUP, a manufacturers' representative group servicing the needs of computer hardware manufacturers and software publishers; primary direct sales group in California for Kao Infosystems Company prior to the acquisition; based in San Jose, California; acquired in February 1998;

    - NEXT GENERATION SERVICES, LLC, an RMA processor with facilities in Hayward, California and Boston, Massachusetts; acquired in February 1998;

    - PRIMARY MARKETING GROUP LTD., an RMA processor and provider of manufacturers' representative services in Ireland; acquired in February 1998; and

    - CERTAIN ASSETS AND CONTRACTUAL RIGHTS OF KAO INFOSYSTEMS
      COMPANY, including an agreement regarding the manufacture and distribution of products for Novell; acquired in February 1998.

INDUSTRY

    The multimedia services industry is comprised of companies that provide a wide variety of services to software publishers, computer manufacturers, book publishers, independent record labels and other producers of multimedia products ranging from replication only to complete multimedia services. Growing consumer demand for multimedia products such as CD-ROM, DVD-ROM and CD-Audio and a corresponding increase in the installed base of CD and DVD drives and CD-Audio players have been significant factors driving the demand for multimedia services.

    CD technology was first introduced in 1982 as a means for digital audio signal delivery and quickly became the standard audio media format in the pre-recorded music market. In 1985, CD-ROM computer software products first became available. CD-ROM has the ability to store approximately 650 megabytes of information (the equivalent of 250,000 pages of text or 437 times more data than a standard diskette) and offers the memory capacity necessary to fully integrate sound, graphics and text. Standardization in multimedia technology and the subsequent introduction of multimedia personal computers for consumers in 1992 triggered a significant increase in the demand for CD-ROM products. As multimedia applications have expanded and become more complex, so has the demand for improvement in storage capacity. In response to that demand, DVD technology was introduced in 1997. DVD technology incorporates two disc layers, each one-half the thickness of a standard CD, bonded together to form one DVD. Depending on the configuration, DVD-ROM can store from 4.7 to 17 gigabytes of information, approximately 7 to 27 times the storage capacity of CD-ROM.

    According to the Optical Publishing Industry Assessment (9th ed. 1998) prepared by InfoTech, Incorporated, an independent market research and consulting firm headquartered in Woodstock, Vermont, the worldwide installed base of CD-ROM drives more than doubled each year from 1992 to 1995, to 68 million and is estimated to increase from 195 million in 1997 to 338 million in 2000. Furthermore, InfoTech reports that the number of CD-ROMs replicated worldwide increased from 500 million in 1995 to 1.4 billion in 1997 and is estimated to increase to 2.2 billion in 2000. The worldwide installed base of DVD-ROM drives is estimated by InfoTech to increase from 330,000 in 1997 to 6.5 million in 1998 and 78 million in 2000. The number of DVD-ROMs replicated worldwide is estimated to increase from 1.5 million in 1997 to 57 million in 1998 and 580 million in 2000.

    While CD-ROM technology has become the preferred medium in the computer software industry, some software developers continue to demand diskettes. Similarly, although CD-Audio is the preferred medium for audio products, audio cassettes continue to be a significant format. According to InfoTech, the worldwide installed base of CD-Audio players was estimated at 420 million in 1997 and is expected to reach 500 million in 1998. InfoTech estimates that the number of replicated CD-Audio products worldwide will reach 3.3 billion units in 1998, up from 3.1 billion units in 1997. The Recording Industry Association of America estimated that 173 million audio cassettes were distributed in the U.S. in 1997.

    Although some software publishers and computer hardware OEMs still dedicate in-house resources to manufacturing and fulfillment, significant and increasing demand exists for outsource services from providers who can reliably manufacture and process multimedia products. Developers of various types of multimedia products use independent multimedia service providers for several reasons. The equipment required to replicate multimedia products, especially CD and DVD, is capital intensive and changes in technology require incremental investments in equipment and expertise. In addition, the industry is characterized by short lead times requiring precise planning and flawless execution of production runs. In-house replication takes away from a company's ability to focus on its core competencies such as developing content and marketing and selling products. These companies also find it difficult to manage other aspects of multimedia production such as warehousing, inventory management and RMA processing. The Company estimates that, based on discussions with software publishers, 15% of all shipments to software retailers ultimately require RMA processing. The same factors that have led to the trend toward more outsourcing are driving consolidation in the industry as many small local and regional service providers find it increasingly difficult to access the capital required to invest in new capital equipment and additional value-added services.

THE ZOMAX SOLUTION

    Zomax provides a comprehensive outsource solution to its customers. As a "one-stop shopping" source, Zomax offers its customers graphic design, print management, mastering, replicating, printing, packaging, warehousing and inventory management, distribution and fulfillment, and RMA services. By providing a full range of multimedia services, Zomax differentiates itself from its competitors who offer only a subset of services. Zomax's expertise and capital investment allow its customers to focus on their core competencies, reduce costs, accelerate time to market, access advanced replication and design capabilities, reduce capital investment, improve inventory management and purchasing power, and access manufacturing, warehousing and distribution capabilities in a variety of geographic regions.

    The Company believes that the dynamics of the multimedia services industry will continue to change significantly in the foreseeable future. This change is expected to be driven by continued demand for increased levels of service by multimedia developers and technological changes, such as the introduction of DVD technology. The Company expects that these changes will continue to drive consolidation in the industry. Zomax has adapted to this changing business environment by expanding its production capacity, geographic presence and the level of services it offers its customers through both internal growth and acquisitions.

THE ZOMAX STRATEGY

    Zomax's objective is to be the leading outsource service provider to software publishers, computer manufacturers and other producers of multimedia products. The Company's strategy for achieving this objective includes the following:

    - PROVIDE A COMPREHENSIVE OUTSOURCE SERVICE SOLUTION. Zomax offers a comprehensive outsource solution to the industry. By outsourcing to a service provider like Zomax, software publishers and computer hardware OEMs can concentrate on their core competencies while capitalizing on the manufacturing expertise and capital investment of the outsource service provider. By offering a full range of services from design to mastering and replication to distribution and RMA processing, Zomax believes it is well-positioned to meet its customers' unique multimedia outsourcing needs.

    - EXPAND AND LEVERAGE CROSS-MARKETING OPPORTUNITIES. The breadth of the Company's value-added services provides an opportunity to cross-market these services to existing customers who may currently rely on the Company for only a portion of their multimedia outsourcing needs. The Company also plans to expand and diversify its revenue base by adding new customers in rapidly growing industry segments.

    - EXPAND OPERATIONS GEOGRAPHICALLY. In anticipation of expected growth in the software publishing industry, the Company intends to continue to explore national and international expansion opportunities through both internal growth and acquisitions. Zomax has expanded its geographic presence by acquiring new facilities in California, Massachusetts, Indiana and Ireland, to supplement its main facility in Minnesota. Zomax intends to further its expansion into the Eastern and Southern regions of the U.S. to meet the needs of existing and potential customers who value close proximity to their outsource providers. Internationally, the Company views its recently acquired facility in Ireland as a first step in penetrating the worldwide multimedia market. Zomax intends to further develop its international presence, initially in Europe and Asia, by expanding facilities abroad and leveraging its relationships with multinational customers.

    - CAPITALIZE ON CHANGING TECHNOLOGIES. The market for multimedia services is based upon sophisticated technology that is subject to change as new or enhanced technologies are developed, new applications are created and customer needs change. Zomax believes it is positioned to respond to changing technologies and to make the related capital investments necessary to adapt its operations. In anticipation of an increase in demand for DVD technology, the Company has installed a mastering system capable of producing CD and DVD masters and has ordered DVD replication equipment. The Company believes the increased complexity of producing DVDs may provide it with a competitive advantage over less technologically capable competitors.

SERVICES

    Zomax provides a comprehensive outsource solution to its customers for all phases of production and distribution. Customers can engage Zomax for a complete project or on a service-by-service basis, depending on their needs. In all cases, Zomax project management maintains regular contact with customers and coordinates all services provided, as illustrated below. With the breadth of services offered by the Company, customers can bring their end product to market without ever handling the product themselves.

[diagram depicting Zomax project manager having regular contact and coordination with the customer regarding each available service, including graphic design, print management, mastering, replication, CD printing, packaging, warehousing and inventory management, distribution and fulfillment, and RMA processing]

    GRAPHIC DESIGN. The Company works directly with its customers in developing product and packaging designs.

    PRINT MANAGEMENT. The Company receives print specifications from its customers, facilitates printing purchases and implements quality controls to ensure on-time delivery of the end product. Additionally, Zomax provides print inventory management services.

    MASTERING. During the mastering process, a laser beam recorder transfers digital information onto a glass mastering substrate. This substrate then undergoes an electroforming process that creates a metal stamper from which CDs are molded. The mastering process is critical to product quality and is conducted in a clean-room environment free of microscopic contaminants which can obscure large amounts of data. The Company's recently acquired mastering system can create both CD and DVD masters.

    REPLICATION. CDs are replicated using an integrated robotic line process that incorporates plastic injection molding, metalizing, lacquering and inspection equipment. The replication process begins with the injection of high quality, CD-grade polycarbonate into the mold cavity where the metal stamper has been mounted. The extruded clear polycarbonate disc containing all of the digitized data is then covered with a metallic coating to provide for reflection of the reading laser beam in the player. A thin layer of lacquer is then applied over the metal to protect it and to serve as a base for printing on the disc. Unacceptable CDs are detected and discarded through the inline inspection process. The Company currently has seven CD production lines at its Minnesota facility and four CD production lines at its California facility. With the installation of new equipment that is on order, the Company expects to have the capability to replicate DVDs.

    Computer diskettes are duplicated on multiple duplicating drives which are connected to a PC-based controller. The master diskette is read into the system and the controller sends the image of the master to each duplicating drive, writing the information to the blank diskettes. After duplication, each diskette is verified, labeled, collated, if necessary, and packaged for distribution.

    Audio cassettes are mass-duplicated from a master tape which is run on an endless loop on a high speed duplicating system comprised of a master unit which feeds audio programming to "slave" units. The slave units make copies as the master unit runs and reruns the tape, creating large reels or "pancakes" of duplicated tape. The tape is then fed into cassette loaders which remove the duplicated tape off the reel and place it into cassette housings. These housings are then labeled or imprinted and combined with graphics.

    CD PRINTING. CD printing is performed in batches off-line in order to take advantage of the high speed nature of the printing process while avoiding the production delays typically required for printer setup. The Company's printing equipment includes screen printing presses with capabilities of up to six color printing. The Company produces its own screens and custom mixes all ink in-house. Automated label and print quality inspection equipment is integrated with the screen printers to ensure high quality and reduce the need for manual inspection.

    PACKAGING. The Company has automated equipment to provide commonly requested packaging configurations. Currently, the standard CD packaging configuration is the plastic "jewel box" with the customer or Zomax supplying print material. The standard audio cassette packaging is the "Norelco box." For non-automated assembly requirements, the Company provides a full range of hand-assembly options. As part of its dedication to providing full service, the Company works with its customers to develop sophisticated retail packaging configurations.

    WAREHOUSING AND INVENTORY MANAGEMENT. To assist customers in minimizing costs and reducing the time to market, Zomax offers comprehensive warehousing and inventory management services. Increasingly, the Company is warehousing products for customers and shipping those products directly into the customers' distribution channels. The Company believes this service provides customers with a more comprehensive solution and enables them to be more responsive to market demands.

    DISTRIBUTION AND FULFILLMENT. The Company offers its customers flexible, just-in-time delivery programs allowing product shipments to be closely coordinated with customers' inventory requirements. Zomax can accommodate large shipments to distribution centers and receive and fulfill same-day orders to individual locations.

    RMA PROCESSING. Zomax recently expanded its array of services to include software and hardware return merchandise processing services. With the addition of this service, the Company can offer its customers a solution to the difficult problem of handling returned, obsolete and excess inventory. At the Company's facilities in California, Indiana, Ireland, Massachusetts and Minnesota, Zomax employees receive, sort, count, recycle, re-price, re-package and redistribute returned software merchandise. The Company also receives, tests and redistributes computer peripherals at one of its California facilities. A customer can maximize its operating efficiencies by using Zomax's complete outsource solution to coordinate RMA processing with inventory management and replication orders.

    SERVICES BY LOCATION. Zomax offers its comprehensive range of services from a number of locations, as indicated in the following table.

                                                                       APPROXIMATE SQUARE
         LOCATION                            SERVICES                         FEET

Minneapolis, Minnesota       Graphic design, print management,                 96,000
(Two facilities)             mastering, CD replication (seven
                             production lines), diskette and cassette
                             duplication, CD printing, packaging,
                             warehousing, distribution and
                             fulfillment, and RMA processing
San Jose, California         Graphic design, print management, CD             250,000
(Two facilities)             replication (four production lines),
                             diskette duplication, CD printing,
                             packaging, warehousing, distribution and
                             fulfillment, and RMA processing
Hayward, California          RMA processing and hardware return                64,000
                             testing and processing
Indianapolis, Indiana        Diskette duplication, packaging, and              16,000
                             distribution and fulfillment
Billerica, Massachusetts     RMA processing                                    25,000
Dublin, Ireland              RMA processing                                    10,000

CUSTOMERS AND MARKETS

    The Company markets and sells multimedia services to a variety of customers, including software publishers, computer manufacturers, book publishers, independent record labels, marketing groups and data base suppliers. Zomax currently services a broad customer base in these industry segments including Gateway, Microsoft, Novell, GT Interactive and Expert Software.

    The Company has obtained select authorized replicator status with Microsoft that allows the Company to replicate Microsoft-Registered Trademark- products for Gateway, a licensee of Microsoft-Registered Trademark- products. This status is pursuant to an agreement with Microsoft that expires in October 1998. The Company has been a select authorized replicator of Microsoft-Registered Trademark- products for Gateway since 1995 and expects, but cannot guarantee, that such status will continue. As part of its effort to diversify its customer base, the Company intends to seek authorization to replicate Microsoft-Registered Trademark- products for additional OEMs and licensees of these products. In addition, the Company has an agreement with Microsoft to provide RMA processing, which agreement may be terminated by Microsoft upon 30 days' notice.

    One of the Company's primary customers is Gateway, which accounted for 18.0%, 38.3% and 29.6% of the Company's consolidated sales in 1996, 1997 and the first quarter of 1998, respectively. Zomax is a primary supplier of CDs to Gateway and in August 1997 was named its North American Supplier of the Year. The Company has an agreement with Gateway that governs the procedures for making and receiving orders. This agreement expires July 31, 1998, but may be renewed for additional one-year terms upon agreement of the parties, subject to earlier termination by Gateway upon 30 days' notice.

    In 1998, the Company began providing replication, packaging, distribution and fulfillment services to Novell from its San Jose, California facilities under an Agreement for Manufacturing Turnkey Products. This agreement expires in 2000 but may be renewed annually, subject to earlier termination by Novell upon 90 days' notice. Sales to Novell accounted for 18.2% of the Company's consolidated sales for the first quarter of 1998. Sales to Expert Software accounted for 10.3% of the Company's consolidated sales for the first quarter of 1998.

MARKETING AND SALES

    Zomax focuses its marketing efforts on customers that require personal service, flexibility, fast turnaround time and a complete outsource solution to their multimedia service needs. The Company has successfully marketed itself to these customers by managing all of the steps in the process from design to replication to packaging to delivery. As part of its strategy, the Company also intends to continue cross-marketing its services to customers who may currently rely on the Company for only a portion of their multimedia service needs. For example, software publishers often need diskettes as well as CD-ROM and customers who may now use Zomax's replication and warehousing services could also integrate and streamline their production process and maximize efficiencies by using Zomax's RMA processing services.

    The Company employs a direct sales staff that is responsible for maintaining relationships with existing customers and developing new business relationships. With the acquisition of PMG, the primary sales group for Kao Infosystems Company in California, the Company expanded its direct sales staff to seven people.

    The Company's direct sales staff is supported by a project management staff of 33 people that is responsible for ensuring that each order is processed on a timely basis, all required support materials are in place and desired quality levels are achieved. Each customer account is assigned one or more project managers to provide daily contact with the customer, coordinate the purchase and manufacture of all necessary materials, adapt to order changes and generally act as liaison with the customer.

COMPETITION

    The multimedia services industry is highly competitive and is experiencing consolidation. The Company competes primarily with independent service providers and, to a lesser extent, with affiliates of major international music companies and small localized service providers. Each of these producers generally services a defined set of customer needs.

    - INDEPENDENT SERVICE PROVIDERS. Participants in this segment include companies such as Zomax, Kao Infosystems Company, Cinram International Inc., Nimbus CD International, Inc., Metatec Corporation, Denon Electronics, Inc. and Disctronics, Inc. Independent service providers generally have the ability to meet large volume requirements and have varying degrees of service capability. However, many independent service providers do not offer a comprehensive range of outsource services.

    - AFFILIATES OF MAJOR INTERNATIONAL MUSIC COMPANIES. This segment consists of large service providers who are affiliated with major international music companies such as Sony Music Entertainment, Inc., PolyGram N.V., Warner Music Group (a division of Time Warner Inc.), Bertelsmann Music Group (BMG) and EMI Group plc. These service providers dedicate a majority of their manufacturing capacity to the production of CD-Audio for the affiliated record labels and typically offer a limited range of services.

    - SMALL LOCALIZED SERVICE PROVIDERS. These service providers generally have limited production capacity and offer a limited range of related services. The complexity of the manufacturing process and the large capital investment required to maintain and upgrade capacity generally constrain these small service providers.

    Other existing technologies compete with the Company's products in the delivery of digital information. Portable media, such as digital audio tape, digital compact cassette and mini-disc have been introduced commercially but have not yet achieved widespread consumer acceptance. In addition, one-time recordable CDs ("CD-R") are available and are often used to replicate short run products that are more expensive to manufacture in the traditional manner. The Company does not expect any of these technologies to expand beyond their current market niches in the foreseeable future.

    Electronic on-line delivery of digital information, through such means as the Internet or satellites, is a potential future competitor of CD and DVD technology. Recent and continuing developments in broadband online data delivery have led to speculation regarding the decreasing viability of physical media such as CD- and DVD-ROM products. The Company believes, however, that online delivery of data will not, for the foreseeable future, be a practical alternative for consumers due to significant download time and hardware storage requirements. As a result, the Company believes optical media will continue to be a significant format for the foreseeable future. Future advances in CD and DVD technology, such as higher speed drives and greater data compression, could increase the advantages of these technologies over electronic on-line delivery and other potential competitive technologies.

    Competition in the hardware and software RMA processing industry segment is extremely fragmented. Generally, participants in this industry segment include a number of small independent companies, such as Software Recovery and Robert J. Punko Marketing, as well as software publishers and computer OEMs which dedicate in-house resources to RMA processing. The Company believes that it is the largest outsource provider of RMA processing services.

    The Company believes that it competes favorably with its competitors with respect to quality, service, reliability, price, manufacturing capacity and timely delivery of product, the principal competitive factors in this industry. As such, to enhance its competitive position, the Company offers a full range of value-added services to customers including design, preparation and printing of artwork and packaging, warehousing, shipping and RMA processing. Zomax believes its high level of customer service and responsiveness to customers' needs provides it with a competitive advantage which differentiates the Company from its competitors. See "Business--Services."

PROPRIETARY RIGHTS

    Zomax, like most other CD manufacturers, licenses patented technology for use on a nonexclusive basis. Zomax currently has license agreements with U.S. Philips Corporation ("Philips") and Discovision Associates ("DVA"). These agreements grant to Zomax non-exclusive, royalty-bearing, non-transferable licenses to make, use and sell CDs. The royalty payments due under the licenses generally depend on the number of CDs manufactured, their size and their use. The Company's license from Philips expires in 2006. The term of the DVA license continues until the expiration of the last DVA patent covered by the license, which is currently in 2010. This date may change in the event of a patent invalidity ruling, premature expiration of a currently licensed patent or the subsequent issuance of a related patent. See "Risk Factors--Dependence on Technology Licenses."

    The Company may also be required to obtain licenses from the owners of DVD technology to manufacture DVDs. Although the Company expects to obtain such licenses as they are made available to industry participants, no assurances can be made that such licenses will be obtained and the Company cannot predict the amount of the royalty that will be payable under any such license.

EMPLOYEES

    The Company has approximately 434 full-time employees, of which 264 perform manufacturing-related functions, 82 perform RMA processing services and 88 perform administrative functions, including customer service and sales and marketing. The Company hires additional employees on a temporary, full-time basis to perform manufacturing-related services as the need arises. The Company currently operates its Minneapolis facility 24 hours a day, seven days a week. The Company is currently operating one shift in its recently opened San Jose facility, but anticipates adding more shifts as customer demand requires. The Company believes that its relations with its employees are good. None of the Company's employees is covered by a collective bargaining agreement.

FACILITIES

    The Company leases facilities in Minneapolis, Minnesota; San Jose, California; Indianapolis, Indiana; Boston, Massachusetts; and Dublin, Ireland. Each of the Company's facilities, with the exception of its main headquarters in Minnesota, were added as a result of acquisitions by the Company during the last 12 months. Management believes its facilities are adequate for the foreseeable future. See "Business-- Services."

    The Company leases approximately 68,000 square feet of manufacturing, office and warehouse space in Minneapolis, Minnesota, from Nathan Lane Limited Partnership, a Minnesota limited liability partnership, of which Phillip T. Levin, Chairman of the Board of Zomax, owns a one-third interest. The average base rent is $6.57 per net rentable square foot per annum. The lease expires on December 31, 2000, with the option to extend two additional periods of three years each. The Company is also obligated to pay its proportionate share of taxes and operating expenses. See "Certain Transactions."

    The Company leases approximately 108,000 square feet at its manufacturing facility in San Jose. The average base rent is $3.06 per square foot per annum for the first year of the lease and increases by 3.0% each year thereafter. This lease commenced in 1997 and expires in 2002, but the Company may, at its option, extend the lease term for an additional five years. The Company is also obligated to pay its proportionate share of taxes and operating expenses.

LEGAL PROCEEDINGS

    The Company is involved in claims arising in the normal course of business. In management's opinion, the final resolution of these claims will not have a material adverse effect on the Company's financial position or results from operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:

NAME                            AGE            POSITION
------------------------------  --- ------------------------------
Phillip T. Levin..............  55  Chairman of the Board of
                                    Directors
James T. Anderson.............  41  President, Chief Executive
                                    Officer and Director
James E. Flaherty.............  44  Chief Financial Officer and
                                    Secretary
Michelle S. Bedard............  39  Executive Vice President
Anthony Angelini..............  34  Vice President--Western U.S.
                                    and European Operations
Robert Ezrilov(1)(2)..........  53  Director
Howard P. Liszt(1)(2).........  51  Director
Janice Ozzello Wilcox(1)(2)...  44  Director

------------------------

(1) Audit Committee

(2) Compensation Committee

    All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers of the Company are appointed by and serve at the discretion of the Board of Directors. The Audit Committee reviews the selection and work of the Company's independent auditors and the adequacy of internal controls for compliance with corporate policies and directives. The Compensation Committee recommends to the Board of Directors from time to time the salaries to be paid to executive officers of the Company and any plans for additional compensation it deems appropriate. In addition, this committee is vested with the same authority as the Board of Directors with respect to the granting of options and the administration of the Company's 1996 Stock Option Plan.

    PHILLIP T. LEVIN has served as Chairman of the Board of Directors of the Company since he co-founded it in February 1996. Mr. Levin was Chairman and Chief Executive Officer of ZOMI Corp., the General Partner of the Partnership, the Company's predecessor, from 1993, when he co-founded it and the Partnership, until May 1996. Mr. Levin has served as a director and officer of Metacom, Inc., a leading distributor of audio cassettes and a principal shareholder of the Company, since he co-founded it in 1970. He has served as Metacom's Chief Executive Officer since 1991.

    JAMES T. ANDERSON has served as President, Chief Executive Officer and as a director of the Company since he co-founded it in February 1996. He was President of ZOMI Corp. from 1993, when he co-founded it and the Partnership, until May 1996. Mr. Anderson served with Metacom from May 1982 to June 1993, including five years as Vice President of Manufacturing where he was responsible for all manufacturing activities, including purchasing, inventory control, production, warehousing and distribution. Mr. Anderson is married to Michelle S. Bedard, the Executive Vice President of the Company.

    JAMES E. FLAHERTY has served as Chief Financial Officer of the Company since December 1996 and as Secretary since January 1997. From May 1989 until December 1996, Mr. Flaherty was employed by Racotek Inc., a wireless data software company in Minneapolis, Minnesota, serving in various capacities including Chief Financial Officer, Controller and Secretary. For five years, Mr. Flaherty served as an accountant with Coopers and Lybrand, LLP. Mr. Flaherty is a Certified Public Accountant.

    MICHELLE S. BEDARD has served as Executive Vice President of the Company since its inception in February 1996, prior to which she served as Vice President of Sales and National Sales Manager of the Partnership since its inception in 1993. From June 1991 to August 1993, Ms. Bedard was National Sales Manager of Metacom, where she was responsible for sales revenue and staff, including eight inside sales representatives and thirteen independent sales groups, the customer service department and various support staff, for all four sales divisions. Ms. Bedard is married to James T. Anderson, President, Chief Executive Officer and a director of the Company.

    ANTHONY ANGELINI has served as Vice President--Western U.S. and European Operations since February 4, 1998, when the Company acquired PMG, PMG Ireland and NGS. Mr. Angelini co-founded PMG, PMG Ireland and NGS in October 1989, September 1995 and May 1996, respectively. Mr. Angelini served as Vice President of PMG, a Director of PMG Ireland and Manager of NGS, and he was a major equity owner of each. Mr. Angelini's responsibilities included managing and directing a staff of more than 30 persons and planning of financial and operating budgets.

    ROBERT EZRILOV has served as President of Metacom, Inc. since July 1997. Mr. Ezrilov was self-employed as a business consultant from April 1995 to July 1997. Prior to April 1995, he was a partner with Arthur Andersen LLP, which he joined in 1966. Mr. Ezrilov also serves on the Board of Directors of C.H. Robinson Worldwide, Inc., a publicly-held transportation and logistics service provider located in Eden Prairie, Minnesota.

    HOWARD P. LISZT currently serves as Chief Executive Officer of Campbell Mithun Esty, an advertising agency in Minneapolis, Minnesota, where he has been employed since 1976.

    JANICE OZZELLO WILCOX has served as Senior Vice President and Chief Financial Officer of Marquette Bancshares, Inc., a bank holding company in Minneapolis, Minnesota, since January 1993. From April 1991 to December 1992, Ms. Wilcox served as Senior Vice President and Chief Financial Officer of Marquette Bank Minneapolis, N.A. in Minneapolis, Minnesota.

DIRECTOR COMPENSATION

    The Company pays fees to the non-officer members of the Board of Directors of $500 for each Board meeting and $250 for each Committee meeting attended. The Company reimburses the directors for out-of-pocket expenses incurred while attending Board or Committee meetings.

    The Company's 1996 Stock Option Plan (the "Plan") provides for automatic option grants to each director who is not an employee of the Company. Each non-employee director who was elected for the first time as a director on or after the adoption of the Plan on March 1, 1996 was granted a nonqualified option to purchase 10,000 shares of the Common Stock, vesting at the rate of 2,000 shares per year for the first five years. Each non-employee director who is re-elected as a director of the Company or whose term of office continues after a meeting of shareholders at which directors are elected shall, as of the date of such re-election or shareholder meeting, automatically be granted a nonqualified option to purchase 2,000 shares of the Common Stock. A non-employee director who receives a 10,000-share option upon initial election to the Board may not receive a 2,000-share option for at least 12 months. All options granted pursuant to these provisions are granted at a per share exercise price equal to 100% of the fair market value of the Common Stock on the date of grant and they expire on the earlier of (i) three months after the optionee ceases to be a director (except by death) or (ii) ten (10) years after the date of grant. In the event of the death of a non-employee director, any option granted to such director pursuant to this formula plan may be exercised at any time within twelve (12) months of the death of such director or until the date on which the option, by its terms, expires, whichever is earlier.

EXECUTIVE COMPENSATION

    COMPENSATION SUMMARY. The following table sets forth all cash compensation paid or to be paid by the Company, as well as certain other compensation paid or accrued, during each of the Company's last three fiscal years to the Company's chief executive officer and each other executive officer whose total salary and bonus exceeded $100,000 during fiscal 1997 ("Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                          LONG TERM
                                                                                  ANNUAL COMPENSATION   COMPENSATION
                                                                                 ---------------------  -------------
NAME AND PRINCIPAL POSITION                                       FISCAL YEAR    SALARY($)     BONUS($)    OPTIONS
----------------------------------------------------------------  -----------    ----------    -------  -------------
James T. Anderson...............................................        1997        214,935    204,441      125,000
  President and Chief                                                   1996        225,533(2) 113,429      125,000
  Executive Officer                                                     1995        150,000     53,520       --

Michelle S. Bedard..............................................        1997        356,437(3)  20,000       25,000
  Executive Vice President                                              1996        168,574(3)  20,000       75,000
                                                                        1995        130,053(3)   6,475       --

James E. Flaherty...............................................        1997         98,398     15,000       35,000
  Chief Financial Officer

George F. Esbensen..............................................        1997        105,750(4)   --          --
  Former Vice President of                                              1996        108,720(4)   --          35,000
  Sales--Software Manufacturing Group                                   1995        104,456(4)   3,650       --

------------------------

(1) All compensation earned prior to May 10, 1996 was earned from the Partnership.

(2) Includes payment for accrued vacation in the amount of $30,533.

(3) Includes commissions of $256,233, $78,320 and $50,053 for 1997, 1996 and
    1995, respectively.

(4) Includes commissions of $25,266, $28,351 and $24,456 for 1997, 1996 and
    1995, respectively.

    OPTION GRANTS DURING 1997 FISCAL YEAR. The following table provides information regarding stock options granted during fiscal 1997 to the Named Executive Officers. The Company has not granted any stock appreciation rights.

                                 OPTION GRANTS

                                                                                                           POTENTIAL REALIZABLE
                                                            INDIVIDUAL GRANTS                            VALUE AT ASSUMED ANNUAL
                                   --------------------------------------------------------------------    RATES OF STOCK PRICE
                                                        PERCENT OF TOTAL                                 APPRECIATION FOR OPTION
                                   NUMBER OF SHARES    OPTIONS GRANTED TO     EXERCISE OR                        TERM(1)
                                      UNDERLYING       EMPLOYEES IN FISCAL    BASE PRICE    EXPIRATION   ------------------------
NAME                                OPTIONS GRANTED           YEAR           PER SHARE(2)      DATE        5% ($)      10% ($)
---------------------------------  -----------------  ---------------------  -------------  -----------  ----------  ------------
James T. Anderson................        125,000(3)              42.1%         $    5.50      05/01/07   $  432,365  $  1,095,698
Michelle S. Bedard...............         25,000(4)               8.4%         $    5.50      05/01/07   $   86,473  $    219,140
James E. Flaherty................         35,000(5)              11.8%         $    5.25      12/29/06   $  115,559  $    292,850
George F. Esbensen...............         --                   --                 --            --           --           --

------------------------

(1) The potential realizable value columns of the foregoing table illustrate values that might be realized upon exercise of the options immediately prior to their expiration, assuming the specified compounded rates of appreciation on the Company's Common Stock over the related option's term.

(2) Exercise price is equal to the fair market value on the date of grant.

(3) Option becomes exercisable with respect to 31,250 shares on each of May 2, 1998, 1999, 2000 and 2001.

(4) Option becomes exercisable with respect to 6,250 shares on each of May 2, 1998, 1999, 2000 and 2001.

(5) Option becomes exercisable with respect to 7,000 shares on each of December 30, 1997, 1998, 1999, 2000 and 2001.

    OPTION EXERCISES DURING 1997 FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES. The following table provides information as to options exercised by the Named Executive Officers during fiscal 1997 and the number and value of options at December 26, 1997. The Company does not have any outstanding stock appreciation rights.

                         FISCAL YEAR-END OPTION VALUES

                                                                 NUMBER OF SHARES
                                                              UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                    OPTIONS AT           IN-THE-MONEY OPTIONS AT
                                                                DECEMBER 26, 1997          DECEMBER 26, 1997(1)
                                                            --------------------------  --------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------
James T. Anderson.........................................      65,000        185,000    $ 156,390    $   601,360
Michelle S. Bedard........................................      35,000         65,000    $  84,210    $   187,640
James E. Flaherty.........................................       7,000         28,000    $  27,342    $   109,368
George F. Esbensen........................................      11,000         24,000    $  26,466    $    57,744

------------------------

(1) Value is calculated on the basis of the difference between the option exercise price and $9.156, the closing sale price for the Company's Common Stock at December 26, 1997, as quoted by the Nasdaq National Market, multiplied by the number of shares of Common Stock underlying the option.

EMPLOYMENT AGREEMENTS

    On March 1, 1996, the Company entered into an Employment Agreement, which was effective on May 10, 1996, the closing date of the Company's public offering, with James T. Anderson, President and Chief Executive Officer of the Company. Pursuant to the terms of the agreement, the base annual salary is reviewed annually by the Board and has been set at $250,000 for 1998. In addition, Mr. Anderson is entitled to a bonus equal to five percent of the Company's earnings before taxes, as defined in the agreement. The agreement also provided him with a ten-year option to purchase 125,000 shares of the Company's Common Stock at an exercise price equal to $6.75 per share, vesting 35,000 shares immediately and 30,000 shares each year for three years. Upon termination of Mr. Anderson's employment for any reason, such option shall continue to be exercisable during its term but only to the extent the option was exercisable and unexercised on the date of termination of employment. Mr. Anderson is required by the agreement to maintain confidentiality of all Company trade secrets and upon termination of employment will be prohibited from participating in a competing venture for a period of one year. The initial term of the agreement will end on December 31, 1998 unless terminated earlier in accordance with the provisions of the agreement. If the Company terminates Mr. Anderson without "cause" or if Mr. Anderson resigns for "good reason" or within one year after a "change in control" (as those terms are defined in the agreement), Mr. Anderson will be entitled to receive, among other things, (i) an amount equal to twice any bonus payments earned by him for the immediately preceding fiscal year and (ii) an amount equal to twice the base salary in effect at that time.

COMPENSATION COMMITTEE INTERLOCKS

    A member of the Company's Compensation Committee, Robert Ezrilov, is also the President of Metacom, Inc., a principal shareholder of the Company. Metacom and the Company are parties to a Manufacturing Agreement pursuant to which the Company will provide Metacom with its full requirement of compact discs and audio cassettes at the same price as Metacom could obtain such products and services from an unrelated third party. See "Certain Transactions."

STOCK OPTIONS

    On January 21, 1998, the Board amended the Company's 1996 Stock Option Plan (the "Plan") to provide for the automatic acceleration of options upon the change of control; and, on March 9, 1998, the Board amended the Plan to increase the shares reserved under the Plan from 850,000 to 1,300,000 shares. These amendments are subject to approval of the Company's shareholders at the annual meeting scheduled to be held May 14, 1998. As of May 20, 1998, the Company had outstanding incentive and nonqualified options for the purchase of an aggregate of 705,000 shares of the Company's Common Stock with an average exercise price of $7.16 per share granted under the Plan. Options to purchase 20,000 shares under the Plan had been exercised as of May 20, 1998.

                              CERTAIN TRANSACTIONS

    Metacom, Inc., a significant shareholder of the Company, is a party to a Manufacturing Agreement with the Company. Phillip T. Levin, the Chairman of the Board and a significant shareholder of the Company, is the Chief Executive Officer and majority shareholder of Metacom; and Robert Ezrilov, a director of the Company, is President of Metacom. Pursuant to the Manufacturing Agreement, the Company will provide Metacom with its full requirement of CDs and audio cassettes at the same price as Metacom could obtain such products and services from an unrelated third party. The Manufacturing Agreement, as amended, terminates December 31, 2000. Metacom is a customer of the Company and accounted for 5.9% and 2.0% of the Company's revenues in 1996 and 1997, respectively. Metacom has not met its obligations under the Manufacturing Agreement and is negotiating a settlement on such default with the Company. Neither Mr. Levin nor Mr. Ezrilov participate in Board or management discussions regarding Metacom or vote as a Company director on any matter involving Metacom.

    On January 1, 1995, the Company entered into an Office/Warehouse Lease with Metacom, which lease was amended on October 28, 1997 and subsequently assigned to Nathan Lane Partnership, LLP, a Minnesota limited liability partnership of which Mr. Levin owns a one-third interest. Pursuant to this lease, as amended, the Company leases approximately 68,000 square feet at an average base rent of $6.57 per net rentable square foot per annum. The lease expires on December 31, 2000 with the option to extend two additional periods of three years each. Additionally, the Company is obligated to pay its proportionate share of taxes and operating expenses.

    In connection with the Company's acquisitions of PMG, PMG Ireland and NGS in February 1998, Anthony Angelini became the Company's Vice President Western U.S. and European Operations and received 215,513 of the 800,002 shares of the Company's Common Stock issued to the equity owners of PMG, PMG Ireland and NGS as consideration in connection with the acquisitions. Of the remaining 584,489 shares, 215,513 shares were issued to Ronald Silzer, 215,513 shares to Brian Fleury, 76,449 shares to Andrew Berg, 76,449 shares to R. Blake White and 565 shares to Patrick Burke. These individuals continue to be employees of the Company. Messrs. Angelini, Silzer, Fleury, Berg and White are Selling Shareholders in this offering.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table provides information as of April 20, 1998 concerning the beneficial ownership of the Company's Common Stock by (i) each director, (ii) each Named Executive Officer, (iii) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock,
(iv) the directors and executive officers as a group and (v) each Selling Shareholder. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of Common Stock owned by them.

                                                       SHARES BENEFICIALLY OWNED
                                                                                             SHARES BENEFICIALLY OWNED
                                                         PRIOR TO OFFERING(1)                    AFTER OFFERING(1)
                                                       -------------------------   SHARES    -------------------------
NAME AND ADDRESS                                         NUMBER     PERCENTAGE     OFFERED     NUMBER     PERCENTAGE
-----------------------------------------------------  ----------  -------------  ---------  ----------  -------------
Phillip T. Levin(2)(3)...............................   1,222,823         23.2%      --       1,222,823         17.8%

James T. Anderson(2)(4)..............................     500,161          9.2%      --         500,161          7.1%

Robert Ezrilov(2)(5).................................       5,000        *           --           5,000        *

Howard P. Liszt(2)(6)................................       6,000        *           --           6,000        *

Janice Ozzello Wilcox(2)(7)..........................       3,000        *           --           3,000        *

Michelle S. Bedard(2)(8).............................     500,161          9.2%      --         500,161          7.1%

James E. Flaherty(2)(9)..............................       7,000        *           --           7,000        *

George F. Esbensen...................................           0       --           --               0       --

Metacom, Inc.(2).....................................     257,311          4.9%      --         257,311          3.7%

All current directors and executive officers as a
  group (8 persons)(10)..............................   1,959,497         35.8%      85,513   1,873,984         26.5%

SELLING SHAREHOLDERS:
Anthony Angelini(2)(11)..............................     215,513          4.1%      85,513     130,000          1.9%

Ronald Silzer(11)....................................     215,513          4.1%     152,691      62,822        *

Brian Fleury(11).....................................     215,513          4.1%      95,051     120,462          1.8%

Andrew Berg(11)......................................      76,449          1.4%      33,745      42,704        *

R. Blake White(11)...................................      76,449          1.4%      33,000      43,449        *

------------------------

   * Less than 1%.

 (1) Under the rules of the Securities and Exchange Commission ("SEC"), shares not actually outstanding are deemed to be beneficially owned by an individual if such individual has the right to acquire the shares within 60 days of April 20, 1998. Pursuant to such SEC rules, shares deemed beneficially owned by virtue of an individual's right to acquire them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

 (2) Address is 5353 Nathan Lane, Plymouth, Minnesota 55442.

 (3) Includes 257,311 shares held by Metacom, Inc., of which Mr. Levin is the majority shareholder and Chief Executive Officer, 2,000 shares held by Mr. Levin as custodian for his children and 2,000 shares which may be purchased by Mr. Levin upon exercise of a currently exercisable option.

 (4) Includes 126,250 shares which may be purchased by Mr. Anderson upon exercise of currently exercisable options and 61,250 shares which may be purchased by Ms. Bedard, his wife, upon exercise of currently exercisable options.

 (5) Includes 2,000 shares held through retirement plans for Mr. Ezrilov's benefit and 2,000 shares which may be purchased by Mr. Ezrilov upon exercise of a currently exercisable option.

 (6) Includes 2,000 shares which may be purchased by Mr. Liszt upon exercise of a currently exercisable option.

 (7) Includes 2,000 shares which may be purchased by Ms. Wilcox upon exercise of a currently exercisable option.

 (8) Includes 61,250 shares which may be purchased by Ms. Bedard upon exercise of currently exercisable options, 312,661 shares held by Mr. Anderson, her husband, and 126,250 shares which may be purchased by Mr. Anderson upon exercise of currently exercisable options.

 (9) Represents shares which may be purchased by Mr. Flaherty upon exercise of a currently exercisable option.

 (10) Includes 202,500 shares which may be purchased by current executive officers and directors upon exercise of currently exercisable options; see above footnotes for shares held indirectly for the benefit of family members.

 (11) The Selling Shareholders received these shares in connection with the acquisition of PMG, NGS and PMG Ireland. See "Certain Transactions."

                           DESCRIPTION OF SECURITIES

    The authorized capital stock of the Company consists of 25,000,000 shares of capital stock without par value, of which 15,000,000 shares are Common Stock and 10,000,000 shares are not designated as to terms and preferences.

COMMON STOCK

    As of the date of this Prospectus, the Company had 5,279,074 shares of Common Stock issued and outstanding. The holders of the Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all the assets of the Company available for distribution to holders of the Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of the Common Stock now outstanding are fully paid and nonassessable.

    The holders of the Common Stock do not have cumulative voting rights, which means that the holders of more than 50 percent of such outstanding shares voting for the election of directors can elect all of the directors of the Company to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

UNDESIGNATED STOCK

    Under governing Minnesota law and the Company's Articles of Incorporation, no action by the Company's shareholders is necessary, and only action of the Board of Directors is required, to authorize the issuance of any of the undesignated stock. The Board of Directors is empowered to establish, and to designate the name of, each class or series of the undesignated shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the Board of Directors, without shareholder approval, may issue undesignated stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Common Stock.

    The existence of undesignated stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of the undesignated shares may deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

WARRANTS

    The Company has outstanding warrants to purchase 129,434 shares of its Common Stock at an exercise price of $8.10 per share. These warrants expire in May 2001 and have certain demand and piggyback registration rights. See "Shares Eligible for Future Sale--Registration Rights."

MINNESOTA BUSINESS CORPORATION ACT

    Section 302A.671 of the Minnesota Business Corporation Act provides that, unless the acquisition of certain new percentages of voting control of the Company (in excess of 20%, 33 1/3% or 50%) by an existing shareholder or other person is approved by the holders of a majority of the outstanding voting stock other than shares held by the acquirer (if already a shareholder) and officers and directors who are also employees of the Company, the shares acquired above any such new percentage level of voting control will not be entitled to voting rights. In addition, if the requirements of this Section are not satisfied, the Company may redeem the shares so acquired by the acquirer at their market value.
Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if such offer has been approved by a majority vote of disinterested directors of the issuing corporation.

    Section 302A.673 of the Minnesota Business Corporation Act restricts certain transactions between the Company and a shareholder who becomes the beneficial holder of 10% or more of any class of the Company's outstanding voting stock (an "interested shareholder") unless a majority of the disinterested directors of the Company have approved, prior to the date on which the shareholder acquired a 10% interest, either the business combination transaction suggested by such a shareholder or the acquisition of shares that made such a shareholder a statutory interested shareholder. If such prior approval is not obtained, this section imposes a four-year prohibition from the interested shareholder's share acquisition date on mergers, sales of substantial assets, loans, substantial issuance of stock and various other transactions involving the Company and the interested shareholder or its affiliates.

    In the event of certain tender offers for stock of the Company, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. The Section does not apply if a committee of the Board consisting of all of its disinterested directors (excluding present and former officers of the corporation) approves the subsequent acquisition before the shares are acquired pursuant to the earlier tender offer.

    These statutory provisions could have the effect of delaying or preventing a change in the control of the Company in a transaction or series of transactions not approved by the Board of Directors.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar with respect to the Company's Common Stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    As of the date of this Prospectus, the Company has outstanding 5,279,074 shares of Common Stock, 705,000 shares reserved for issuance upon exercise of options granted under the Plan and 129,434 shares issuable upon exercise of outstanding warrants. The Company has filed a Registration Statement on Form S-8 under the Securities Act of 1993, as amended ("Securities Act"), to register shares of Common Stock reserved for issuance upon exercise of stock options, thus permitting the resale of such shares by non-affiliates in the public market without restrictions under the Securities Act and by affiliates subject to volume and manner of sale limitations under Rule 144.

    Of the 6,879,074 shares to be outstanding after the offering, 6,419,804 shares, including the 2,000,000 shares offered hereby, will be freely tradable without restrictions or registration under the Securities Act. The remaining 459,270 shares were issued in connection with the Company's recent acquisitions, are subject to the restrictions of Rule 144 and may not be sold until expiration of applicable holding periods, which expire for 59,268 shares in May 1998 and expire for the remaining 400,002 shares in February 1999. The Selling Shareholders and the directors, executive officers and certain other shareholders of the Company, who beneficially own an aggregate of 2,143,421 shares, have agreed not to offer, sell or otherwise dispose of any of their shares for a period of 120 days after the effective date of this offering, without the prior written consent of John G. Kinnard and Company, Incorporated. Further, these holders are subject to the restrictions of Rule 144 of the Securities Act with respect to the sale of such shares.

    In general, under Rule 144 a person (or persons whose sales are aggregated) who beneficially owns shares acquired privately from the Company or an affiliate of the Company at least one year previously and an affiliate of the Company who beneficially owns shares acquired (whether or not such shares were acquired privately) from the Company or an affiliate of the Company at least one year previously, are entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 68,000 shares) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding the filing of notice with the Commission in connection with such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the three months preceding a sale and who beneficially owns shares acquired from the Company or an affiliate of the Company at least two years previously is entitled to sell all such shares under Rule 144(k) without regard to any of the limitations of the Rule.

    The Company cannot predict the effect, if any, that sales of the securities subject to the previously described lockup or Rule 144 restrictions or the availability of such securities for sale could have on the market price, if any, prevailing from time to time. Nevertheless, sales of substantial amounts of the Company's securities, including the securities offered hereby, could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be beneficial for the Company to sell securities.

REGISTRATION RIGHTS

    Holders of outstanding warrants to purchase an aggregate of 129,434 shares of the Company's Common Stock have been granted certain demand and piggyback registration rights with respect to these shares.

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters"), for which John G. Kinnard and Company, Incorporated, Cruttenden Roth Incorporated and Pacific Crest Securities Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement with the Company to purchase from the Company and the Selling Shareholders the 2,000,000 shares of Common Stock offered hereby. The number of shares that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
John G. Kinnard and Company, Incorporated........................................     720,000

Cruttenden Roth Incorporated.....................................................     720,000

Pacific Crest Securities Inc.....................................................     160,000

Cowen & Company..................................................................      80,000

NationsBanc Montgomery Securities LLC............................................      80,000

Advest, Inc......................................................................      40,000

Miller, Johnson & Kuehn, Inc.....................................................      40,000

Pennsylvania Merchant Group......................................................      40,000

Scott & Stringfellow, Inc........................................................      40,000

R.J. Steichen & Company..........................................................      40,000

Wedbush Morgan Securities........................................................      40,000
                                                                                   ----------

    Total........................................................................   2,000,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all of the shares offered hereby, if any are purchased. The obligation of the Underwriters to purchase the shares is several and not joint meaning that, subject to the terms of the Underwriting Agreement, each Underwriter is obligated to purchase only the number of shares set forth opposite its name.

    The Underwriters propose to offer the shares to the public at the Price to Public set forth on the cover page of this Prospectus and to dealers at such price less a concession not in excess of $0.71 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other brokers and dealers. After the public offering, the Price to Public, concession and reallowance may be changed by the Representatives.

    The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 300,000 shares at the Price to Public, less the Underwriting Discount and Commission shown on the cover page of this Prospectus. The Underwriters may exercise such option only for the purpose of covering any over-allotments in the sale of the shares offered hereby.

    The Underwriting Agreement provides for reciprocal indemnification between the Selling Shareholders, the Company, the Underwriters and their controlling persons against civil liabilities in connection with the offering, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

    The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    In order to facilitate the offering of Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot Common Stock in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for and purchase shares of Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or dealer for distributing Common Stock in the offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for and purchase shares of Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above the market level that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

    In connection with this offering, certain of the Underwriters and selling group members may engage in passive market making transactions with the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Passive market making consists of displaying bids on the Nasdaq National Market which are limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by passive market makers on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

    Each of the directors, executive officers and certain shareholders of the Company, including the Selling Shareholders, have agreed, for a period of 120 days from the effective date of this offering, not to offer, sell or otherwise dispose of an aggregate of 2,143,421 shares of Common Stock beneficially held by them without the prior written consent of John G. Kinnard and Company, Incorporated.

    The foregoing is a brief summary of the material provisions of the Underwriting Agreement and does not purport to be a complete statement of their terms and conditions. The Underwriting Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Fredrikson & Byron, P.A. Certain legal matters for the Underwriters will be passed upon by Briggs and Morgan, Professional Association. Certain legal matters for the Selling Shareholders will be passed upon by Fredrikson & Byron, P.A.

                                    EXPERTS

    The audited financial statements of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy or information statements and other information with the Commission. Such reports, proxy or information statements and other information, as well as the Registration Statement of which this Prospectus is a part and the exhibits and schedules thereto, may be inspected by anyone without charge at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at one of the Commission's regional offices: 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York, 10048. Copies of all or any part of such material may be obtained upon payment of the prescribed fees from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. The Commission maintains a World Wide Website at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

                           ZOMAX OPTICAL MEDIA, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                     INDEX

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Public Accountants...................................................................         F-2

Consolidated Balance Sheets as of December 27, 1996 and December 26, 1997 and as of March 27, 1998
  (unaudited)..............................................................................................         F-3

Consolidated Statements of Operations for the Years Ended December 31, 1995, December 27, 1996 and December
  26, 1997 and for the Thirteen Weeks Ended March 28, 1997 and March 27, 1998 (unaudited)..................         F-4

Consolidated Statements of Partners' Capital and Shareholders' Equity for the Years Ended December 31,
  1995, December 27, 1996 and December 26, 1997 and for the Thirteen Weeks Ended March 27, 1998
  (unaudited)..............................................................................................         F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, December 27, 1996 and December
  26, 1997 and for the Thirteen Weeks Ended March 28, 1997 and March 27, 1998 (unaudited)..................         F-6

Notes to Consolidated Financial Statements.................................................................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Zomax Optical Media, Inc.:

    We have audited the accompanying consolidated balance sheets of Zomax Optical Media, Inc. (a Minnesota corporation) as of December 27, 1996 and December 26, 1997, and the related consolidated statements of operations, partners' capital and shareholders' equity and cash flows for each of the three fiscal years in the period ended December 26, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zomax Optical Media, Inc. as of December 27, 1996 and December 26, 1997, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 26, 1997, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  February 21, 1998

                           ZOMAX OPTICAL MEDIA, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     AS OF

                                                                        DECEMBER 27,  DECEMBER 26,
                                                                            1996          1997
                                                                        ------------  ------------   MARCH 27,
                                                                                                        1998
                                                                                                    ------------
                                                                                                    (UNAUDITED)
                                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................................  $  7,944,699  $  5,213,417  $  6,596,330
  Accounts receivable, net of allowance for doubtful accounts of
    $531,000, $881,000 and $1,138,000.................................     6,251,831     7,160,198     7,873,172
  Inventories.........................................................     1,464,461     1,603,170     2,479,530
  Deferred income taxes...............................................       494,000       897,000     1,056,000
  Prepaid expenses and deposits.......................................       233,861       879,714       797,892
                                                                        ------------  ------------  ------------
      Total current assets............................................    16,388,852    15,753,499    18,802,924

PROPERTY AND EQUIPMENT, net...........................................     7,791,412    14,002,694    17,607,497

GOODWILL, net.........................................................       --          1,228,023     1,210,323

OTHER ASSETS, net.....................................................       141,830        42,194         3,597
                                                                        ------------  ------------  ------------
                                                                        $ 24,322,094  $ 31,026,410  $ 37,624,341
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

                                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Revolving line of credit............................................  $    --       $    --       $  3,000,000
  Current portion of notes payable....................................     1,778,607     2,293,950     3,146,361
  Accounts payable....................................................     3,356,781     3,524,892     4,812,491
  Accrued expenses--
    Accrued royalties.................................................       793,468     2,994,768     3,515,221
    Accrued compensation..............................................       466,896     1,155,298     1,147,226
    Other.............................................................       450,271       494,882       675,565
  Income taxes payable................................................       513,819       240,882       444,382
                                                                        ------------  ------------  ------------
      Total current liabilities.......................................     7,359,842    10,704,672    16,741,246

LONG-TERM NOTES PAYABLE, net of current portion.......................     1,714,374     3,103,975     2,673,465

NOTE PAYABLE TO FORMER OWNER, net of current portion..................       120,000       --            --

DEFERRED INCOME TAXES.................................................       485,000       755,000       755,000

COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)

SHAREHOLDERS' EQUITY:
  Common stock, no par value, 15,000,000 shares authorized; 5,185,002,
    5,250,817 and 5,273,327 shares issued and outstanding.............    12,350,116    12,721,513    12,860,654
  Retained earnings...................................................     2,292,762     3,741,250     4,593,976
                                                                        ------------  ------------  ------------
      Total shareholders' equity......................................    14,642,878    16,462,763    17,454,630
                                                                        ------------  ------------  ------------
                                                                        $ 24,322,094  $ 31,026,410  $ 37,624,341
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

   The accompanying notes are an integral part of these consolidated balance sheets.

                           ZOMAX OPTICAL MEDIA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                       FOR THE THIRTEEN WEEKS
                                                    FOR THE YEARS ENDED                         ENDED
                                        -------------------------------------------  ---------------------------
                                        DECEMBER 31,   DECEMBER 27,   DECEMBER 26,    MARCH 28,      MARCH 27,
                                            1995           1996           1997           1997          1998
                                        -------------  -------------  -------------  ------------  -------------
                                                                                             (UNAUDITED)
SALES.................................  $  16,858,401  $  26,866,557  $  47,876,953  $  7,952,495  $  14,232,712
COST OF SALES.........................     11,226,259     18,090,158     32,773,368     5,663,191      9,938,446
                                        -------------  -------------  -------------  ------------  -------------
        Gross profit..................      5,632,142      8,776,399     15,103,585     2,289,304      4,294,266

SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES............................      3,852,944      5,366,247      9,859,906     1,714,635      2,712,036
                                        -------------  -------------  -------------  ------------  -------------
        Operating income..............      1,779,198      3,410,152      5,243,679       574,669      1,582,230

INTEREST EXPENSE......................        318,087        357,166        408,915        74,475        117,722

INTEREST INCOME.......................       (136,566)      (329,169)      (228,348)      (82,158)       (59,047)

OTHER (INCOME) EXPENSE, net...........     (1,977,652)      (231,114)      (155,321)      (50,692)       277,829
                                        -------------  -------------  -------------  ------------  -------------
        Income before income taxes....      3,575,329      3,613,269      5,218,433       633,044      1,245,726

PROVISION FOR INCOME TAXES............       --              668,000      1,520,000       180,000        393,000
                                        -------------  -------------  -------------  ------------  -------------
NET INCOME............................  $   3,575,329  $   2,945,269  $   3,698,433  $    453,044  $     852,726
                                        -------------  -------------  -------------  ------------  -------------
                                        -------------  -------------  -------------  ------------  -------------
PRO FORMA:
  Income before income taxes..........  $   3,575,329  $   3,613,269  $   5,218,433  $    633,044  $   1,245,726
  Provision for income taxes..........      1,434,000      1,461,000      2,090,000       251,000        498,000
                                        -------------  -------------  -------------  ------------  -------------
  Net income..........................  $   2,141,329  $   2,152,269  $   3,128,433  $    382,044  $     747,726
                                        -------------  -------------  -------------  ------------  -------------
                                        -------------  -------------  -------------  ------------  -------------
  Earnings per share--
    Basic.............................  $        0.59  $        0.47  $        0.60  $       0.07  $        0.14
                                        -------------  -------------  -------------  ------------  -------------
                                        -------------  -------------  -------------  ------------  -------------
    Diluted...........................  $        0.59  $        0.47  $        0.58  $       0.07  $        0.13
                                        -------------  -------------  -------------  ------------  -------------
                                        -------------  -------------  -------------  ------------  -------------
    Weighted average number of shares
      outstanding:
        Basic.........................      3,600,002      4,598,877      5,224,168     5,187,502      5,259,108
                                        -------------  -------------  -------------  ------------  -------------
                                        -------------  -------------  -------------  ------------  -------------
        Diluted.......................      3,600,002      4,601,446      5,357,511     5,190,077      5,655,302
                                        -------------  -------------  -------------  ------------  -------------
                                        -------------  -------------  -------------  ------------  -------------

 The accompanying notes are an integral part of these consolidated statements.

                           ZOMAX OPTICAL MEDIA, INC.

     CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL AND SHAREHOLDERS' EQUITY

  FOR THE YEARS ENDED DECEMBER 31, 1995, DECEMBER 27, 1996, DECEMBER 26, 1997
                AND FOR THE THIRTEEN WEEKS ENDED MARCH 27, 1998

                                                                              SHAREHOLDERS' EQUITY
                                                              ----------------------------------------------------
                                                                    COMMON STOCK
                                                 PARTNERS'    ------------------------    RETAINED
                                                  CAPITAL       SHARES       AMOUNT       EARNINGS       TOTAL
                                                ------------  ----------  ------------  ------------  ------------
BALANCE, December 31, 1994, as previously
  reported....................................  $  1,634,632      --      $    --       $    --       $  1,634,632
  Adjustments for the Companies' pooling of
    interests (Note 1)........................    (1,634,632)  3,316,100     1,870,371     1,350,550     1,586,289
                                                ------------  ----------  ------------  ------------  ------------
BALANCE, December 31, 1994....................       --        3,316,100     1,870,371     1,350,550     3,220,921
  Net income..................................       --           --           --          3,575,329     3,575,329
  Capital contributions and common stock
    issued, net of issuance costs.............       --          384,235     1,527,895       --          1,527,895
  Repurchase of ownership interests...........       --          (79,820)     (300,000)     (562,000)     (862,000)
  Dividends and distributions.................       --           --           --         (2,296,234)   (2,296,234)
                                                ------------  ----------  ------------  ------------  ------------
BALANCE, December 31, 1995....................       --        3,620,515     3,098,266     2,067,645     5,165,911
  Net income..................................       --           --           --          2,945,269     2,945,269
  Dividends and distributions.................       --           --           --         (2,710,152)   (2,710,152)
  Repurchase of ownership interests...........       --          (20,513)      --            (10,000)      (10,000)
  Sales of common stock at $6.75 per share,
    net of offering costs of $1,446,900.......       --        1,585,000     9,251,850       --          9,251,850
                                                ------------  ----------  ------------  ------------  ------------
BALANCE, December 27, 1996....................       --        5,185,002    12,350,116     2,292,762    14,642,878
  Net income..................................       --           --           --          3,698,433     3,698,433
  Common stock issued under Employee Stock
    Purchase Plan.............................       --            6,547        30,606       --             30,606
  Common stock issued in connection with the
    acquisition of Trotter Technologies, Inc.
    on May 1, 1997............................       --           59,268       340,791       --            340,791
  Dividends and distributions.................       --           --           --         (2,249,945)   (2,249,945)
                                                ------------  ----------  ------------  ------------  ------------
BALANCE, December 26, 1997....................       --        5,250,817    12,721,513     3,741,250    16,462,763
  Common stock issued under Employee Stock
    Purchase Plan (unaudited).................       --            3,826        24,391       --             24,391
  Common stock issued upon exercise of stock
    options and warrants (unaudited)..........       --           18,684       114,750       --            114,750
  Net income (unaudited)......................       --           --           --            852,726       852,726
                                                ------------  ----------  ------------  ------------  ------------
BALANCE, March 27, 1998 (unaudited)...........  $    --        5,273,327  $ 12,860,654  $  4,593,976  $ 17,454,630
                                                ------------  ----------  ------------  ------------  ------------
                                                ------------  ----------  ------------  ------------  ------------

 The accompanying notes are an integral part of these consolidated statements.

                           ZOMAX OPTICAL MEDIA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 FOR THE THIRTEEN WEEKS
                                                                 FOR THE YEARS ENDED                     ENDED
                                                       ----------------------------------------  ----------------------
                                                       DECEMBER 31,  DECEMBER 27,  DECEMBER 26,  MARCH 28,   MARCH 27,
                                                           1995          1996          1997         1997        1998
                                                       ------------  ------------  ------------  ----------  ----------
                                                                                                      (UNAUDITED)
OPERATING ACTIVITIES:
  Net income.........................................   $3,575,329    $2,945,269    $3,698,433   $  453,044  $  852,726
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities--
    Depreciation and amortization....................      620,641     1,128,213     2,245,734      372,301     836,282
    Write-down of other asset........................       --           250,000        --           --          --
    Deferred income taxes............................       --            (9,000)     (133,000)      --        (159,000)
    Changes in operating assets and liabilities:
      Accounts receivable............................   (3,058,481)   (1,358,752)      910,259       12,845    (712,974)
      Inventories....................................     (375,488)     (674,587)       20,512     (236,805)   (876,360)
      Prepaid expenses and deposits..................       53,119       (24,173)     (580,951)  (2,137,415)     81,822
      Accounts payable...............................    1,218,980     1,353,311      (945,712)    (286,055)  1,287,599
      Accrued expenses...............................      304,145       761,098     1,999,672      878,103     693,064
      Income taxes payable...........................       --           513,819      (272,937)    (434,432)    203,500
                                                       ------------  ------------  ------------  ----------  ----------
        Net cash provided by (used in) operating
          activities.................................    2,338,245     4,885,198     6,942,010   (1,378,414)  2,206,659
                                                       ------------  ------------  ------------  ----------  ----------
INVESTING ACTIVITIES:
  Purchase of property and equipment, net............   (2,544,392)   (4,087,236)   (6,006,728)    (309,785) (4,422,885)
  Acquisitions, net of cash acquired.................       --            --          (775,094)      --          --
  Change in other assets.............................     (151,052)        5,850       192,249      133,041      38,097
  Sale of financial instruments......................      519,275       515,157        --           --          --
  Purchase of financial instruments..................     (391,406)     (259,000)       --           --          --
                                                       ------------  ------------  ------------  ----------  ----------
        Net cash used in investing activities........   (2,567,575)   (3,825,229)   (6,589,573)    (176,744) (4,384,788)
                                                       ------------  ------------  ------------  ----------  ----------
FINANCING ACTIVITIES:
  Capital contributions, net of issuance costs.......    1,527,895        --            --           --          --
  Proceeds from notes payable--
    Affiliate........................................      207,341        --            --           --          --
    Other............................................    2,405,171       790,500     3,750,000    1,134,000   1,124,346
  Repayment of notes payable--
    Affiliate........................................     (129,167)      (78,175)       --           --          --
    Other............................................     (720,412)   (1,464,937)   (3,899,134)    (448,597)   (702,445)
  Short-term borrowings (repayments), net............       --            --          (715,246)      --       3,000,000
  Repurchase of ownership interests..................     (862,000)      (10,000)       --           --          --
  Dividends and distributions........................   (2,273,165)   (2,710,152)   (2,249,945)    (498,940)     --
  Issuance of common stock, net of offering costs....       --         9,251,850        30,606       16,698     139,141
                                                       ------------  ------------  ------------  ----------  ----------
        Net cash provided by (used in) financing
          activities.................................      155,663     5,779,086    (3,083,719)     203,161   3,561,042
                                                       ------------  ------------  ------------  ----------  ----------
        Net increase (decrease) in cash..............      (73,667)    6,839,055    (2,731,282)  (1,351,997)  1,382,913

CASH AND CASH EQUIVALENTS:
  Beginning of period................................    1,179,311     1,105,644     7,944,699    7,944,699   5,213,417
                                                       ------------  ------------  ------------  ----------  ----------
  End of period......................................   $1,105,644    $7,944,699    $5,213,417   $6,592,702  $6,596,330
                                                       ------------  ------------  ------------  ----------  ----------
                                                       ------------  ------------  ------------  ----------  ----------
SUPPLEMENTAL CASH FLOW DISCLOSURE:
  Cash paid for interest.............................   $  296,524    $  357,055    $  427,224   $   76,975  $  117,175
                                                       ------------  ------------  ------------  ----------  ----------
                                                       ------------  ------------  ------------  ----------  ----------
  Cash paid for income taxes.........................   $   --        $  162,000    $1,953,937   $  605,432  $  489,814
                                                       ------------  ------------  ------------  ----------  ----------
                                                       ------------  ------------  ------------  ----------  ----------
  Issuance of common stock in connection with the
    acquisition of Trotter Technologies, Inc.........   $   --        $   --        $  340,791   $   --      $   --
                                                       ------------  ------------  ------------  ----------  ----------
                                                       ------------  ------------  ------------  ----------  ----------

 The accompanying notes are an integral part of these consolidated statements.

                           ZOMAX OPTICAL MEDIA, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
                    DECEMBER 27, 1996 AND DECEMBER 26, 1997

1. BUSINESS DESCRIPTION:

    Zomax Optical Media, Inc. (Zomax or the Company) is a leading outsource service provider to software publishers, computer manufacturers and other producers of multimedia products operating primarily in North America. These outsource services include compact disc (CD) and digital versatile disc (DVD) mastering; CD, diskette and cassette replication; graphic design; print management; CD printing; packaging; warehousing; inventory management; distribution and fulfillment; and returned merchandise authorization processing services.

    The Company was incorporated on February 22, 1996 and completed its initial public offering of common stock on May 10, 1996. Concurrent with the initial public offering of common stock, the Company received all of the operating assets and liabilities of Zomax Optical Media Limited Partnership in exchange for 2,800,000 shares of its common stock.

    On February 4, 1998, the Company acquired all of the outstanding shares of Primary Marketing Group, Next Generation Services, LLC and Primary Marketing Group Limited (collectively, the Companies) in exchange for 800,002 shares of the Company's common stock. Prior to the acquisitions, the Companies' business consisted of providing manufacturers' representative services and returned merchandise processing services for the computer industry. The Companies intend to provide substantially the same products and services they provided prior to these transactions. In connection with the transactions described above, Zomax acquired certain assets and assumed certain liabilities, including a lease obligation from an unrelated third party for $1,124,000. The acquisitions of the Companies have been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for all periods presented have been restated to reflect the effects of the transactions.

    Net sales and pro forma net income (pro forma for the effect of income taxes) were as follows (in thousands):

                                                                                            THE
                                                                               ZOMAX     COMPANIES
                                                                             ---------  -----------
1995:
  Net sales................................................................  $  13,218   $   3,641
  Net income...............................................................        540       1,601

1996:
  Net sales................................................................     18,548       8,319
  Net income...............................................................      1,291         861

1997:
  Net sales................................................................     37,907       9,970
  Net income...............................................................      2,307         821

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR-END

    The Company's fiscal year ends on the last Friday of the calendar year. For the purposes of these notes to the consolidated financial statements, the fiscal years ended December 31, 1995, December 27, 1996 and December 26, 1997 are referred to as 1995, 1996 and 1997, respectively. The thirteen-week periods ended March 28, 1997 and March 27, 1998 are referred to as first quarter of 1997 and first quarter of 1998, respectively.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

    The accompanying balance sheet as of March 27, 1998, the statements of operations and cash flows for the first quarter of 1997 and the first quarter of 1998, and the statement of shareholders' equity for the first quarter of 1998 are unaudited, but in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results for these interim periods. The results of operations for the first quarter of 1998 are not necessarily indicative of results to be expected for the entire year.

REVENUE RECOGNITION

    The Company records sales to its customers at the time merchandise is shipped or as services are rendered. For certain customers, merchandise is invoiced upon completion of orders with shipment occurring based on written customer instructions.

    In 1995, two customers accounted for 15.0% and 12.5%, respectively, of the Company's sales. In 1996 and 1997, one customer accounted for 18.0% and 38.3%, respectively, of the Company's sales. Sales to three customers accounted for 29.6%, 18.2% and 10.3% of the Company's sales for the first quarter 1998. At March 27, 1998, three customers accounted for 24.8%, 19.2% and 16.1% of accounts receivable.

CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid short-term investments with original maturities of 90 days or less and are recorded at cost, which approximates market value.

INVENTORIES

    Inventories, consisting of material, labor and overhead, are stated at the lower of first-in, first-out cost or market. Inventories were as follows (in thousands):

                                                         DECEMBER 27,   DECEMBER 26,    MARCH 27,
                                                             1996           1997          1998
                                                         -------------  -------------  -----------
                                                                                       (UNAUDITED)
Raw materials..........................................    $   1,132      $   1,070     $   2,009
Finished goods.........................................          328            498           438
Work in process........................................            4             35            33
                                                              ------         ------    -----------
                                                           $   1,464      $   1,603     $   2,480
                                                              ------         ------    -----------
                                                              ------         ------    -----------

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Repairs and maintenance are charged to expense as incurred, while significant improvements are capitalized. Depreciation is calculated using the straight-line method for financial reporting purposes over the estimated useful lives. Property and equipment consisted of the following (in thousands):

                                          DECEMBER 27,  DECEMBER 26,   MARCH 27,
                                              1996          1997         1998          LIVES
                                          ------------  ------------  -----------  -------------
                                                                      (UNAUDITED)
Manufacturing equipment.................   $    9,171    $   16,689    $  20,268      7 years
Office equipment........................          650         1,244        1,592     5-7 years
Leasehold improvements..................          117           624        1,043    Lease term
Vehicles................................           29            55           55      5 years
                                          ------------  ------------  -----------
                                                9,967        18,612       22,958
Less--Accumulated depreciation..........       (2,176)       (4,609)      (5,351)
                                          ------------  ------------  -----------
Property and equipment, net.............   $    7,791    $   14,003    $  17,607
                                          ------------  ------------  -----------
                                          ------------  ------------  -----------

GOODWILL

    Goodwill is being amortized on a straight-line basis over 15 years. Amortization expense in 1997 totaled approximately $50,000 and approximately $18,000 for the first quarter of 1998.

INCOME TAXES

    Deferred income taxes are provided for differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, based on income tax rates in effect at the balance sheet date.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The financial instruments with which the Company is involved are primarily of a traditional nature. For most instruments, including cash, receivables, accounts payable, accrued expenses and short-term debt, the Company has assumed that the carrying amounts approximate fair value because of their short-term nature.

LONG-LIVED ASSETS

    Long-lived assets, such as property and equipment and goodwill, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. No impairment losses have been necessary through March 27, 1998.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," effective beginning in 1998, establishes standards of disclosure and financial statement display for reporting total comprehensive income and the individual components thereof. The adoption of SFAS No. 130 will not have a material impact on the Company's financial position or results of operations.

    In addition, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective in 1998, establishes new standards for segment reporting. Management has not yet determined the impact of SFAS No. 131 on the Company's financial position or results of operations.

3. ACQUISITIONS:

    On March 31, 1997, the Company acquired all of the outstanding shares of Benchmark, Inc. (Benchmark) for no initial consideration. However, the Company agreed to pay additional consideration based on revenues of Benchmark during 1997. Such levels were not met; therefore, no additional consideration was paid. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to net assets acquired based on their estimated fair values. Benchmark's results of operations have been included in the accompanying statements of operations since the date of acquisition. Benchmark was a software replicator located in Plymouth, Minnesota, with operations in Orlando, Florida, and Indianapolis, Indiana.

    On May 1, 1997, the Company acquired all of the outstanding shares of Trotter Technologies, Inc. (Trotter). The purchase price of Trotter was $712,000 payable in cash and 59,268 shares of the Company's common stock. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to net assets acquired based on their estimated fair values. This treatment resulted in approximately $1.2 million of cost in excess of net assets acquired which has been recorded as goodwill in the accompanying financial statements. Trotter's results of operations have been included in the accompanying statements of operations since the date of acquisition. Trotter was a return merchandise processing, warehousing and distribution company based in San Jose, California, servicing the software publishing market.

    Pro forma consolidated results of operations as if the acquisitions had taken place at the beginning of 1996 are as follows (in thousands, except per share data):

                                                                                1996       1997
                                                                              ---------  ---------
Net sales...................................................................  $  34,670  $  50,062
Net income..................................................................      2,584      3,572

Earnings per share:
  Basic.....................................................................  $    0.55  $    0.68
                                                                              ---------  ---------
                                                                              ---------  ---------
  Diluted...................................................................  $    0.55  $    0.66
                                                                              ---------  ---------
                                                                              ---------  ---------

    These pro forma amounts are not necessarily indicative of what the actual results of operations might have been if the acquisitions had been effective at the beginning of 1996.

4. BANK CREDIT FACILITIES AND LONG-TERM NOTES PAYABLE:

    As of December 26, 1997, the Company has a revolving line-of-credit facility with a lender for up to $5,000,000, which expires on April 30, 1999. The interest rate is at prime (8.5% at March 27, 1998). Maximum borrowings are limited to an amount based on a formula using eligible accounts receivable and inventories ($5,000,000 at March 27, 1998). During 1997, maximum borrowings outstanding were $3,000,000. There were no borrowings outstanding at December 27, 1996 and December 26, 1997. As of March 27, 1998, borrowings outstanding were $3,000,000.

    In addition, the Company has a capital expenditure term loan facility with the lender for up to $8,000,000 of which $4,350,000 was available at March 27, 1998. Borrowings under the capital expenditure term loan may be for up to 60 months, and interest rates will vary based on the length of the term loan and the interest rate structure selected. The interest rate structure that can be selected by the Company varies from a variable rate of prime plus 1/4% or a fixed rate equal to the three-year U.S. Treasury rate plus 3%. Amounts outstanding as of December 27, 1996, December 26, 1997 and March 27, 1998 were approximately $634,000, $3,458,000 and $3,258,000.

    The Company has a note payable totaling $390,000, $120,000 and $50,000 at December 27, 1996, December 26, 1997 and March 27, 1998 in connection with the redemption of the equity interests of a former owner. This note is scheduled to be paid off during 1998.

    The Company also has several installment notes, with monthly installments payable through February 2002, at interest rates ranging from 8.4% to 10.5%. The notes are collateralized by certain equipment. At December 27, 1996, December 26, 1997 and March 27, 1998, borrowings under these notes were approximately $2,589,000, $1,820,000 and $1,407,000, respectively.

    The line-of-credit agreement and certain of the notes contain covenants related to levels of net income and net worth. The Company was in compliance with these covenants as of December 26, 1997 and March 27, 1998.

    As of March 27, 1998, the Company had notes payable to a third party in connection with the acquisition of certain assets and liabilities as described in Note 1. These notes, which total $1,124,000, are scheduled to be paid in 1998.

    Future scheduled maturities of long-term debt are as follows as of December 26, 1997 (in thousands):

1998..................................................................  $   2,294
1999..................................................................      1,314
2000..................................................................        987
2001..................................................................        800
2002 and thereafter...................................................          3
                                                                        ---------
  Total...............................................................      5,398
Less--Current portion.................................................     (2,294)
                                                                        ---------
  Long-term notes payable, net of current portion.....................  $   3,104
                                                                        ---------
                                                                        ---------

5. SHAREHOLDERS' EQUITY:

    On May 10, 1996, the Company completed the sale of 1,400,000 shares of common stock in an initial public stock offering. On June 17, 1996, the underwriter exercised an overallotment option and purchased an additional 185,000 shares. The Company received proceeds from the offering, net of issuance costs, of $9,251,850. The underwriter also purchased, for a nominal purchase price, warrants to purchase 140,000 shares of common stock at a price of $8.10 per share. The warrants are exercisable for a period of four years, commencing one year from the offering date. During the first quarter of 1998, 1,684 shares were issued in a cashless exercise of 5,275 warrants.

6. EARNINGS PER SHARE:

    The Company follows the procedures of SFAS No. 128, "Earnings per Share." SFAS No. 128 establishes accounting standards for computing and presenting earnings per share (EPS). Under SFAS No. 128, basic earnings per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. No dilution for potentially dilutive securities is included. Diluted earnings per share is computed under the treasury stock method and is calculated to compute the dilutive effect of outstanding options, warrants and other securities. SFAS No. 128 also requires the restatement of prior years' EPS amounts.

    The pro forma components of basic EPS and diluted EPS are as follows (in thousands, except per share data):

                                                                                WEIGHTED
                                                                                 AVERAGE
                                                                      NET        SHARES       PER SHARE
                                                                    INCOME     OUTSTANDING     AMOUNT
                                                                   ---------  -------------  -----------
                              1995
Basic EPS........................................................  $   2,141        3,600     $    0.59
Dilutive effect of stock options and warrants....................     --           --            --
                                                                   ---------        -----         -----
Diluted EPS......................................................  $   2,141        3,600     $    0.59
                                                                   ---------        -----         -----
                                                                   ---------        -----         -----

                              1996
Basic EPS........................................................  $   2,152        4,599     $    0.47
Dilutive effect of stock options and warrants....................     --                2        --
                                                                   ---------        -----         -----
Diluted EPS......................................................  $   2,152        4,601     $    0.47
                                                                   ---------        -----         -----
                                                                   ---------        -----         -----

                              1997
Basic EPS........................................................  $   3,128        5,224     $    0.60
Dilutive effect of stock options and warrants....................     --              134         (0.02)
                                                                   ---------        -----         -----
Diluted EPS......................................................  $   3,128        5,358     $    0.58
                                                                   ---------        -----         -----
                                                                   ---------        -----         -----

                      FIRST QUARTER OF 1997
Basic EPS........................................................  $     382        5,188     $    0.07
Dilutive effect of stock options and warrants....................     --                2        --
                                                                   ---------        -----         -----
Diluted EPS......................................................  $     382        5,190     $    0.07
                                                                   ---------        -----         -----
                                                                   ---------        -----         -----

                      FIRST QUARTER OF 1998
Basic EPS........................................................  $     748        5,259     $    0.14
Dilutive effect of stock options and warrants....................     --              396          (.01)
                                                                   ---------        -----         -----
Diluted EPS......................................................  $     748        5,655     $    0.13
                                                                   ---------        -----         -----
                                                                   ---------        -----         -----

7. STOCK PLANS:

EMPLOYEE STOCK PURCHASE PLAN

    In March 1996, the board of directors of the Company adopted an Employee Stock Purchase Plan (the Employee Plan) effective July 1, 1996. The Employee Plan enables employees to contribute up to 10% of their compensation toward the purchase of the Company's common stock at a price equal to 85% of fair market value. A total of 250,000 shares have been reserved for issuance under this plan. No shares were issued in 1996; 6,547 and 3,826 shares were issued under this plan in 1997 and in the first quarter of 1998, respectively.

STOCK OPTION PLAN

    In March 1996, the board of directors of the Company adopted the 1996 Stock Option Plan (the Plan) in order to provide for the granting of stock options to employees, officers, directors and independent consultants of the Company at exercise prices not less than 100% of the fair market value of the

Company's common stock on the date of grant. In April 1997, the shareholders approved an increase in the number of shares reserved for issuance upon exercise of options granted under the Plan from 600,000 to 850,000. In March 1998, the board of directors approved an increase in the number of shares for issuance under the Plan from 850,000 to 1,300,000. These options, which can be either incentive stock options or nonqualified options, vest over a three- to five-year period and expire ten years after the grant date.

    Information regarding the Company's stock option plan is summarized below (shares in thousands):

                                                                                                              THIRTEEN
                                                                                                             WEEKS ENDED
                                                                                                              MARCH 27,
                                                                   1996                      1997               1998
                                                         ------------------------  ------------------------  -----------
                                                                       WEIGHTED                  WEIGHTED
                                                                        AVERAGE                   AVERAGE
                                                                       EXERCISE                  EXERCISE
                                                           SHARES        PRICE       SHARES        PRICE       SHARES
                                                         -----------  -----------  -----------  -----------  -----------
                                                                                                             (UNAUDITED)
Options outstanding, beginning of period...............      --        $  --              360    $    6.79          655
  Granted..............................................         395         6.79          295         5.74          103
  Exercised............................................      --           --           --           --              (17)
  Canceled.............................................         (35)        6.75       --           --              (33)
                                                                ---        -----          ---        -----          ---
Options outstanding, end of period.....................         360    $    6.79          655    $    6.44          708
                                                                ---        -----          ---        -----          ---
                                                                ---        -----          ---        -----          ---
Options exercisable, end of period.....................          63    $    6.75          151    $    6.72          134
                                                                ---        -----          ---        -----          ---
                                                                ---        -----          ---        -----          ---


                                                          WEIGHTED
                                                           AVERAGE
                                                          EXERCISE
                                                            PRICE
                                                         -----------

Options outstanding, beginning of period...............   $    6.44
  Granted..............................................       10.81
  Exercised............................................        6.75
  Canceled.............................................        6.88
                                                         -----------
Options outstanding, end of period.....................   $    7.16
                                                         -----------
                                                         -----------
Options exercisable, end of period.....................   $    6.71
                                                         -----------
                                                         -----------

    Options outstanding at December 26, 1997 have exercise prices ranging between $5.25 and $10.50 and a weighted average remaining contractual life of
9.17 years.

    The Company accounts for its stock option grants under Accounting Principles Board Opinion No. 25. Since options have been granted at not less than the market value on the date of grant, no compensation expense has been recognized for the stock options granted. Had compensation cost of option grants been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's income and earnings per share, on a pro forma basis, would have been reported as follows (in thousands, except per share data):

                                                                                   1996       1997
                                                                                 ---------  ---------
Net income:
  As reported..................................................................  $   2,152  $   3,128
                                                                                 ---------  ---------
                                                                                 ---------  ---------
  Pro forma....................................................................  $   1,782  $   2,615
                                                                                 ---------  ---------
                                                                                 ---------  ---------
Earnings per share:
  Basic........................................................................  $    0.47  $    0.60
                                                                                 ---------  ---------
                                                                                 ---------  ---------
  Diluted......................................................................  $    0.47  $    0.58
                                                                                 ---------  ---------
                                                                                 ---------  ---------
Pro forma:
  Basic........................................................................  $    0.39  $    0.50
                                                                                 ---------  ---------
                                                                                 ---------  ---------
  Diluted......................................................................  $    0.39  $    0.49
                                                                                 ---------  ---------
                                                                                 ---------  ---------

    In determining the compensation cost of the options granted, as specified by SFAS No. 123, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in these calculations are summarized below:

                                                                               1996       1997
                                                                             ---------  ---------
Risk-free interest rate....................................................      6.97%      6.72%
Expected life of options granted...........................................   10 years   10 years
Expected volatility of options granted.....................................     76.45%     50.23%
Weighted average fair value of options granted.............................      $5.95      $4.47

8. INCOME TAXES:

    Prior to the Company's initial public offering, the Company operated as a partnership, and prior to the acquisitions described in Note 1, the Companies operated as nontaxable entities. A pro forma income tax provision has been established as if they were taxable entities for all periods presented.

    Effective with the termination of the Companies' nontaxable status, the Company established deferred tax assets of approximately $160,000 for cumulative temporary differences between the tax basis and financial reporting basis of the Companies' assets and liabilities at the date of termination.

    The pro forma provision for income taxes for the Company was as follows (in thousands):

                                                                         1995       1996       1997
                                                                       ---------  ---------  ---------
Current..............................................................  $   1,319  $   1,655  $   2,381
Deferred.............................................................        115       (194)      (291)
                                                                       ---------  ---------  ---------
    Total provision..................................................  $   1,434  $   1,461  $   2,090
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    A reconciliation of the statutory federal income tax rate to the Company's pro forma effective income tax rate is as follows:

                                                                          1995         1996         1997
                                                                       -----------  -----------  -----------
Statutory federal income tax rate....................................       34.0%        34.0%        34.0%
State income taxes, net of federal income tax benefit................        5.4          4.9          5.0
Other................................................................        0.7          1.5          1.1
                                                                             ---          ---          ---
Effective income tax rate............................................       40.1%        40.4%        40.1%
                                                                             ---          ---          ---
                                                                             ---          ---          ---

    The components of the deferred tax asset (liability) were as follows (in thousands):

                                                                       DECEMBER 27,   DECEMBER 26,
                                                                           1996           1997
                                                                       -------------  -------------
Current:
  Accounts receivable reserves.......................................    $     202      $     297
  Inventories reserves...............................................           --            115
  Accrued liabilities................................................          292            485
                                                                             -----          -----
    Total current deferred tax asset.................................    $     494      $     897
                                                                             -----          -----
                                                                             -----          -----
Long-term:
  Long-lived assets..................................................    $    (485)     $    (755)
                                                                             -----          -----
                                                                             -----          -----

9. RELATED-PARTY TRANSACTIONS:

OPERATING LEASE

    The Company leases one of its manufacturing and office facilities from Metacom, Inc. (Metacom), a significant shareholder of the Company. The Company believes the terms were equivalent to those that would be paid under an arm's length transaction. Lease payments totaled approximately $381,000, $460,000 and $600,000 for 1995, 1996 and 1997, respectively.

METACOM MANUFACTURING ASSETS--MANUFACTURING AGREEMENT

    In January 1995, the Company acquired the entire manufacturing operation of Metacom in exchange for cash, notes payable and assumption of liabilities totaling $567,000 and limited interests in the Zomax Optical Media Limited Partnership which, upon completion of the initial public offering, were exchanged for common stock of the Company (see Note 1). As a result of the common control of the partnership and Metacom, the acquisition was accounted for essentially as a pooling of interests and no value was assigned to the limited partnership units issued in the transaction.

    In connection with this transaction, Metacom and the Company entered into a manufacturing agreement (the Agreement) whereby Metacom must purchase minimum quantities of audio cassettes and CDs from the Company under normal trade terms. In 1996 and 1997, Metacom did not fulfill its purchase commitments. As a result of the 1996 shortfall, the Company and Metacom agreed to allow Metacom to make up the shortfall during 1997 in exchange for a contract extension until the year 2000. This contract extension specifies that Metacom is to purchase all of its supply of CDs and audio cassettes exclusively from the Company under normal trade terms. No minimum quantities have been established. No final agreement has been reached regarding remediation of the 1997 shortfall.

    Metacom purchases totaled $2,524,000, $1,587,000 and $1,209,000 in 1995,
1996 and 1997, respectively.

10. COMMITMENTS AND CONTINGENCIES:

LITIGATION

    The Company is involved in various claims arising in the normal course of business. In management's opinion, the final resolution of these claims should not have a material adverse effect on the Company's financial position or the results of its operations.

OPERATING LEASES

    The Company is committed under operating leases with related and unrelated parties for the rental of manufacturing, warehouse and office facilities. Rent expense for the years ended December 31, 1995, 1996 and 1997 was approximately $618,000, $749,000 and $1,096,000, respectively. Future minimum lease obligations are as follows as of December 26, 1997 (in thousands):

1998...................................................................  $   1,894
1999...................................................................      2,124
2000...................................................................      2,035
2001...................................................................      1,082
2002 and thereafter....................................................        551

ROYALTY PAYMENTS

    The Company accrues for all known royalties using estimated rates on all units manufactured. Currently, the Company has license agreements with certain companies for the use of certain CD manufacturing technology. While other companies may claim rights to patented CD technology, the Company believes that these claims will not have a material effect on the Company's financial position or the results of its operations.

PURCHASE COMMITMENTS

    As of December 26, 1997, the Company is committed to the purchase of approximately $5,100,000 of manufacturing equipment. The Company plans to finance the equipment on a long-term basis.

EMPLOYMENT AGREEMENT

    The Company has in place an employment agreement with its chief executive officer which provides for annual compensation and severance under certain conditions specified in the agreement. The agreement expires on December 31, 1998, but it is renewable annually upon mutual agreement of the chief executive officer and the board of directors.

401(K) PLAN

    The Company has a discretionary 401(k) plan for all employees who are at least 21 years of age and have completed one year of service with the Company. The Company made no contributions during 1995, 1996 or 1997. During the first quarter of 1998, the Company's discretionary contributions totalled $20,000.

11. SUPPLEMENTARY DATA (UNAUDITED):

    The Company's pro forma results of operations for each of the quarters in the years ended December 27, 1996 and December 26, 1997 reflect the pro forma effect of providing a provision for income taxes for all consolidated companies as if they were taxable entities for all periods presented. The pro forma EPS information also reflects the effects of the shares issued in connection with the acquisition of the Companies. Unaudited quarterly data is as follows (in thousands except per share data):

                                                                   QUARTERS ENDED
                                                 --------------------------------------------------
                                                  MARCH 29     JUNE 30   SEPTEMBER 27  DECEMBER 27
                                                 -----------  ---------  ------------  ------------
                     1996
Sales..........................................   $   4,588   $   6,385   $    7,292    $    8,602
Gross profit...................................       1,364       2,197        2,729         2,487
Net income.....................................         106         278          860           908
Basic EPS......................................        0.03        0.09         0.17          0.18
Diluted EPS....................................        0.03        0.09         0.16          0.18


                                                                   QUARTERS ENDED
                                                 --------------------------------------------------
                                                  MARCH 28     JUNE 27   SEPTEMBER 26  DECEMBER 26
                                                 -----------  ---------  ------------  ------------
                     1997
Sales..........................................   $   7,952   $  11,541   $   13,842    $   14,542
Gross profit...................................       2,289       3,148        4,925         4,741
Net income.....................................         382         343        1,306         1,097
Basic EPS......................................        0.07        0.07         0.25          0.21
Diluted EPS....................................        0.07        0.07         0.24          0.20

                 [photograph of Zomax corporate headquarters]
                              Zomax Headquarters



[geographical map indicating six locations of Zomax facilities: Minneapolis, Minnesota; Indianapolis, Indiana; Hayward and San Jose, California; Boston, Massachusetts; and Dublin, Ireland.]

Zomax Locations
Today, Zomax services its customers from six locations in the United States and Ireland. The Company intends to expand further in the Eastern and Southern U.S., Europe and Asia.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
Risk Factors...................................          6
Use of Proceeds................................         12
Capitalization.................................         12
Dividend Policy................................         13
Price Range of Common Stock....................         13
Selected Consolidated Financial Data...........         14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         15
Business.......................................         21
Management.....................................         30
Certain Transactions...........................         34
Principal and Selling Shareholders.............         35
Description of Securities......................         36
Shares Eligible for Future Sale................         38
Underwriting...................................         39
Legal Matters..................................         40
Experts........................................         40
Available Information..........................         40
Index to Financial Statements..................        F-1

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                          JOHN G. KINNARD AND COMPANY,
                            I N C O R P O R A T E D

                                CRUTTENDEN ROTH
                            I N C O R P O R A T E D

                         PACIFIC CREST SECURITIES INC.

                                  May 21, 1998

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